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                                               Filed Pursuant to Rule 424(b)(3)
                                                          File Number 333-69620
                     SUPPLEMENT DATED OCTOBER 14, 2005 TO

                      PROSPECTUS DATED APRIL 29, 2005 FOR

                     MODIFIED GUARANTEED ANNUITY CONTRACTS

                                   ISSUED BY

                     GE LIFE AND ANNUITY ASSURANCE COMPANY

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

The Company

The second paragraph of "The Company" provision is deleted and replaced with the following:

Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. GNA Corporation directly owns the stock of Capital Brokerage Corporation. Genworth Financial, Inc. directly owns GNA Corporation. General Electric Company owns approximately 27% of
Class A common stock shares of Genworth Financial, Inc. as of September 27, 2005. GE Asset Management Incorporated, the investment adviser to GE Investments Funds, Inc., is also indirectly owned by General Electric Company and, therefore, the Company, Capital Brokerage Corporation and GE Asset management Incorporated are affiliated companies.

GE Life and Annuity Assurance Company

The entire "GE Life and Annuity Assurance Company" provision of your prospectus is hereby deleted in their entirety and replaced with the following:

GE Life and Annuity Assurance Company

Overview

GE Life and Annuity Assurance Company (the "Company", "we", "us", or "our" unless context otherwise requires) is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871 as The Life Insurance Company of Virginia. General Electric Capital Corporation ("GE Capital"), an affiliate of the General Electric Company ("GE"), acquired us from Aon Corporation on April 1, 1996. GE Capital subsequently contributed us to its wholly owned subsidiary, GE Financial Assurance Holdings, Inc., ("GEFAHI") and ultimately the majority of the outstanding common stock to General Electric Capital Assurance Company ("GECA"). As part of an internal reorganization of GEFAHI's insurance subsidiaries, the Harvest Life Insurance Company ("Harvest") merged into us on January 1, 1999. At this time we were renamed GE Life and Annuity Assurance Company. Harvest's former parent, Federal Home Life Insurance Company ("Federal"), received our common stock in exchange for its interest in Harvest.

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On May 24, 2004, GEFAHI transferred substantially all of its assets to Genworth
Financial, Inc. ("Genworth"), including all of the outstanding capital stock of GNA Corporation ("GNA"), our indirect parent and 800 shares of our common stock that GEFAHI had held directly. As a result, we became an indirect, wholly-owned subsidiary of Genworth. On May 25, 2004, Genworth's Class A common stock began trading on The New York Stock Exchange. As of December 31, 2004, approximately 30% of Genworth's common stock was owned by public shareholders and GEFAHI owned approximately 70% of Genworth's common stock.

On May 31, 2004, (1) Genworth contributed to GNA and GNA in turn contributed to GECA 800 shares of our common stock and (2) Federal paid a dividend to GECA consisting of 2,378 shares of our common stock. As a result of the foregoing contribution and dividend, we became a direct, wholly-owned subsidiary of GECA while remaining an indirect, wholly-owned subsidiary of Genworth.

GE, as a beneficial owner of Genworth, has stated that, subject to market conditions, it expects to reduce its ownership in Genworth in an orderly manner over the next two years as Genworth transitions to full independence.

On March 31, 2005 and September 27, 2005, GE completed respective secondary offerings of Genworth's common stock. As of September 30, 2005, approximately 73% of Genworth's common stock was owned by public shareholders and approximately 27% of Genworth's common stock was beneficially owned by GE.

We principally offer annuity contracts, guaranteed investment contracts ("GICs"), funding agreements, Medicare supplement insurance and life insurance policies. We do business in the District of Columbia and all states, except New York. Our principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230.

We are one of a number of subsidiaries of Genworth, a company that, through its subsidiaries, provides consumers financial security solutions by selling a wide variety of insurance, investment and retirement products, primarily in North America. Our product offerings are divided along two segments of consumer needs: (1) Retirement Income and Investments and (2) Protection.

  . Retirement Income and Investments. We offer deferred annuities (variable and fixed) and variable life insurance to a broad range of individual consumers who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets. We also offer GICs and funding agreements as investment products to qualified buyers.

  . Protection. Our Protection segment includes universal life insurance, interest-sensitive whole life insurance and Medicare supplement insurance. Life insurance products provide protection against financial hardship after the death of an insured by providing cash payment to the beneficiaries of the policyholder. Medicare supplement insurance provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains, unallocated corporate income, expenses and income taxes.

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Market Environment and Opportunities

We believe we are well positioned to benefit from a number of significant demographic, governmental and market trends, including the following:

  . Aging U.S. population with growing retirement income needs. According to the U.S. Social Security Administration in a report issued in 2004, from 1945 to 2003, U.S. life expectancy at birth increased from 62.9 years to
     74.4 years for men and from 68.4 years to 79.5 years for women, respectively, and life expectancy is expected to increase further. In addition, increasing numbers of baby boomers are approaching retirement age. Based on the 2000 census, the U.S. Census Bureau projects that the percentage of the U.S. population aged 55 or older will increase from approximately 22% (65 million) in 2004 to more than 29% (97 million) in 2020. These increases in life expectancy and the average age of the U.S. population heighten the risk that individuals will outlive their retirement savings. In addition, approximately $4.2 trillion of invested financial assets are held by people within 10 years of retirement and approximately $2.4 trillion of invested financial assets are held by individuals who are under age 70 and consider themselves retired, in each case according to a survey conducted by SRI Consulting Business Intelligence in 2004. We believe these trends will lead to growing demand for products, such as our income annuities and other investment products that help consumers accumulate assets and provide reliable retirement income.

  . Growing lifestyle protection gap. The aging U.S. population and a number of other factors are creating a significant lifestyle protection gap for a growing number of individuals. This gap is the result of individuals not having sufficient resources, including insurance coverage, to ensure that their future assets and income will be adequate to support their desired lifestyle. Other factors contributing to this gap include declining individual savings rates, rising healthcare and nursing care costs, and a shifting of the burden for funding protection needs from governments and employers to individuals. For example, many companies have reduced employer-paid benefits in recent years, and the Social Security Administration projected in 2004 that the annual costs of Social Security will exceed the program's tax revenue under current law in 2018, creating the potential for both long-term benefit reductions from these traditional sources and the need for individuals to identify alternative sources for these benefits.

Competitive Strengths

We believe the following competitive strengths will enable us to capitalize on opportunities in our targeted markets:

  . Product innovation. We have a tradition of developing innovative insurance products to serve the needs of our customers. We introduced the Income Distribution Series of guaranteed income annuity product and riders that provide the contractholder with a guaranteed minimum income stream and an opportunity to participate in market appreciation. We are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings. We believe our reputation for innovation and our variety of products enable us to sustain strong relationships with our distributors. They also position us to benefit from the current trend among distributors to reduce the number of insurers with whom they

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    maintain relationships, while at the same time providing distributors continued access to a variety of products.

  . Extensive, multi-channel distribution network. We have extensive distribution reach and offer consumers access to our products through a broad network of financial intermediaries, independent producers and dedicated sales specialists. In addition, we maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support, such as product training, advanced marketing and sales solutions and technology solutions that support the distributors' sales efforts.

  . Technology-enhanced, scalable, low-cost operating platform. We have pursued an aggressive approach to cost-management and continuous process improvement. We employ an extensive array of cost management disciplines, forming dedicated teams to identify opportunities for cost reductions and the continuous improvement of business processes. This has enabled us to reduce our recurring operating expenses and provide funds for new growth and technology investments. We also have developed sophisticated technology tools that enhance performance by automating key processes and reducing response times and process variations. These tools also make it easier for our customers and distributors to do business with us. Through an outsourcing provider that is 40% owned by GE, we also have a substantial team of professionals in India who provide us with a variety of support services.

  . Disciplined risk management with strong compliance practices. Risk management and regulatory compliance are critical parts of our business, and we believe we are recognized in the insurance industry for our excellence in these areas. We employ comprehensive risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development programs. We have an experienced group of professionals dedicated exclusively to our risk management processes. We believe our disciplined risk management processes have enabled us to avoid a number of the pricing and product design pitfalls that have affected other participants in the insurance industry. For example, we have not offered a traditional guaranteed minimum income benefit with our variable annuities as offered by many of our competitors because we concluded the exposures inherent in these benefits exceed our permissible risk tolerance. We take a similar disciplined approach to legal and regulatory compliance. Throughout our company we instill a strong commitment to integrity in business dealings and compliance with applicable laws and regulations.

  . Strong balance sheet and high-quality investment portfolio. As part of Genworth, we believe our ratings and capital strength provide us with a significant competitive advantage. We have a diversified, high-quality investment portfolio with $8,850.6 million of invested assets, as of December 31, 2004. Approximately 91.2% of our fixed maturities had ratings equivalent to investment-grade, and less than 1.0% of our total investment portfolio consisted of equity securities, as of December 31, 2004. We also actively manage the relationship between our investment assets and our insurance liabilities. Our prudent approach to managing our balance sheet reflects our commitment to maintaining financial strength.

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Growth Strategies

Our objective is to increase operating earnings and enhance returns on equity. We intend to pursue this objective by focusing on the following strategies:

  . Capitalize on attractive growth trends in our key markets. We have positioned our product portfolio and distribution relationships to capitalize on the attractive growth prospects in our key markets:

          Retirement income, where we believe growth will be driven by a variety of favorable demographic trends and the approximately $4.2 trillion of invested financial assets in the U.S. that are held by people within 10 years of retirement and approximately $2.4 trillion of invested assets that are held by individuals who are under age 70 and consider themselves retired, in each case according to a survey conducted by SRI Consulting Business Intelligence in 2004. Our Income Distribution Series of products are designed to enable the growing retired population to convert their accumulated assets into reliable income that they cannot outlive.

          Funding-Agreement Backed Notes ("FA -BNs") in both unregistered and registered platforms, where the total FA-BN market has grown from $20.3 billion in 2000 issuance to $37.6 billion in 2004 issuance according to Standard and Poor's Rating Services ("S&P"). The latest development has been issuing these through an SEC registered platform, the first of which was launched in late 2003. Genworth's Retirement Income and Investments segment began issuing in the unregistered market in 2001 and has placed $5.8 billion through 2004, $685.0 million of which was issued through the Company. We expect to introduce our registered platform late in 2005 targeting institutional investors. In 2006, we will explore introducing a retail notes platform whereby retail investors can purchase amounts in denominations of $1,000. The demand for strong credit ratings and diversity of issuer base should support growth for us in this market space.

  . Further strengthen and extend our distribution channels. We intend to further strengthen and extend our distribution channels by continuing to differentiate ourselves in areas where we believe we have distinct competitive advantages. These areas include:

          Product innovations, as evidenced by new product introductions, such as the introduction of our Income Distribution Series of product and riders that provide guaranteed income for life with potential for market upside while mitigating some of the risks associated with income guarantees via patent pending product design features. We have also continued to add new design features to our income product and riders to more closely match the needs of specific populations such as liquidity and payment options.

          Collaborative approach to key distributors, which includes our tailored approach to our sales intermediaries addressing their unique service needs and benefiting our distributors and deepening our relationships with them. We have also added extensively to our wholesaling network with approximately 180 internal and external wholesalers focused on educating distributors on the rapidly emerging need for guaranteed income as of December 31, 2004.

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  .  Enhance returns on capital and increase margins.  We believe we will be able to enhance our returns on capital and increase our margins through the following means:

          Adding new business layers at targeted returns and optimizing mix. We have introduced revised pricing and new products, which we believe will increase our expected returns. We have exited or placed in run-off certain product lines in blocks of business with low returns, including, for example, our older GICs. As these blocks decrease, we expect to release capital over time to deploy to higher-return products and/or businesses.

          Investment income enhancements. The yield on our investment portfolio is affected by the practice, prior to Genworth's separation from GE, of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy had been pursued to offset impairments in our investment portfolio, fund consolidations and restructurings in our business and provide current income. Subsequent to Genworth's separation from GE, our investment strategy is to optimize investment income without relying on realized investment gains. Although the interest-rate environment since Genworth's separation from GE in mid-2004 has been challenging, we expect over time that the yield on our investment portfolio will stabilize, with the potential for yield increases in a rising interest rate environment. We also will seek to improve our investment yield by continuously evaluating our asset class mix, pursuing additional investment classes and accepting additional credit risk when we believe that it is prudent to do so.

          Ongoing operating cost reductions and efficiencies. We continually focus on reducing our cost base while maintaining strong service levels for our customers. We expect to accomplish this goal through a wide range of cost management disciplines, including, reducing supplier costs, leveraging process improvement efforts, forming focused teams to identify opportunities for cost reductions and investing in new technology, particularly for web-based, digital end-to-end processes.

Retirement Income and Investments

Overview

Through our Retirement Income and Investments segment, we offer fixed and variable deferred annuities and income annuities. We offer these products to a broad range of consumers who want to accumulate tax-deferred assets for retirement, desire a reliable source of income during their retirement, and/or seek to protect against outliving their assets during retirement. According to VARDS, we were the largest provider of variable income annuities in the U.S. for the year ended December 31, 2004, based upon total premiums and deposits.

According to LIMRA International, sales of individual annuities were $220 billion and $219 billion in 2002 and 2003, the last years for which industry data regarding aggregate sales of individual annuities is available. We believe aggregate sales of individual annuities in 2004 remained nearly constant from 2003 and 2002 levels for two reasons. First, the low interest rates that persisted throughout 2003 and 2004 resulted in low crediting rates and limited market demand for certain annuities. Second, continued volatility in the equity markets caused potential purchasers to refrain from purchasing products, such as variable annuities and variable life insurance, that have returns linked to the performance of the equity markets. We believe that higher interest rates and greater stability in equity markets will result in increased demand for annuities and other investment products that help consumers accumulate assets and provide reliable retirement income.

We offer variable and fixed deferred annuities, in which assets accumulate until the contract is surrendered, the contractholder dies or the contractholder begins receiving benefits under an annuity payout option. We also offer variable income annuities. We believe our variable annuity offerings continue to appeal to contractholders who wish to participate in returns linked to equity and bond markets. We also offer variable life insurance through our Retirement Income and Investments segment because this product provides investment features that are similar to our variable annuity products.

In addition to our annuity and variable life insurance products, we offer a number of specialty products, including GICs and funding agreements. We sell GICs to ERISA-qualified plans, such as pension and 401(k) plans, and we sell funding agreements to money market funds that are not ERISA qualified and to other institutional investors.

We develop our annuity products through a rigorous pricing and product development process designed to achieve targeted returns based upon each product's risk profile and our expected rate of investment returns. We compete for sales of annuities through competitive pricing policies and innovative product design. For example, in 2004, we introduced the Income Distribution Series of guaranteed income annuity product and riders that provide a guaranteed minimum income stream with an opportunity for the contractholder to participate in market appreciation but reduce some of the risks to insurers that generally accompany traditional products with guaranteed minimum income benefits.

We offer our annuities and other investment products primarily through financial institutions and specialized brokers, as well as independent accountants and independent advisers associated with Genworth's captive broker dealer. We provide extensive training and support to our distributors through a wholesaling sales force that specializes in retirement income needs.

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The following table sets forth selected financial information regarding the products we offer through our Retirement Income and Investments segment as of the dates and for the periods indicated:

                                                                          As of for the Years Ended
                                                                                December 31,
                                                                      --------------------------------
(Dollar amounts in millions)                                             2004        2003       2002
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

Fee-Based Products
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Variable annuities
Account value, net of reinsurance, beginning of period                $ 10,455.1  $ 8,891.9  $10,058.8
  Deposits                                                                 766.9    1,822.6    1,595.2
  Market Performance                                                        70.3    1,254.9   (1,136.3)
  Surrenders, benefits and product charges                                 (35.4)  (1,514.3)  (1,625.8)
  Reinsurance transfer/1/                                              (10,253.0)        --         --
                                                                      ----------  ---------  ---------
Account value, net of reinsurance, end of period                      $  1,003.9  $10,455.1  $ 8,891.9

Variable life
Account value, net of reinsurance, beginning of period                $    313.2  $   255.9  $   283.5
  Deposits                                                                  38.9       45.3       47.5
  Market Performance                                                        41.4       42.4      (31.5)
  Surrenders, benefits and product charges                                 (49.5)     (30.4)     (43.6)
                                                                      ----------  ---------  ---------
Account value, net of reinsurance, end of period                      $    344.0  $   313.2  $   255.9

Total fee-based products account value, end of period                 $  1,347.9  $10,768.3  $ 9,147.8

Spread-Based Institutional Products
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GICs and funding agreements
Account value, net of reinsurance, beginning of period                $  4,051.8  $ 5,263.3  $ 5,960.1
  Deposits                                                                 460.1      869.2    1,239.7
  Interest credited                                                        144.5      177.8      230.2
  Surrenders, benefits and product charges                                (989.1)  (2,258.5)  (2,166.7)
                                                                      ----------  ---------  ---------
Account value, net of reinsurance, end of period                      $  3,667.3  $ 4,051.8  $ 5,263.3

Spread-Based Retail Products
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Fixed annuities
Account value, net of reinsurance, beginning of period                $    939.3  $ 1,026.6  $ 1,118.2
  Deposits                                                                   8.9        5.7       59.3
  Interest credited                                                         39.0       42.2       46.7
  Surrenders, benefits and product charges                                (133.8)    (135.2)    (197.6)
                                                                      ----------  ---------  ---------
Account value, net of reinsurance, end of period                      $    853.4  $   939.3  $ 1,026.6

Single Premium Income Annuities
Account value, net of reinsurance, beginning of period                $     78.6  $    83.9  $    89.5
  Deposits                                                                  10.3        8.2        5.7
  Interest credited                                                          5.7        3.8        8.1
  Surrenders, benefits and product charges                                 (15.8)     (17.3)     (19.4)
                                                                      ----------  ---------  ---------
Account value, net of reinsurance, end of period                      $     78.8  $    78.6  $    83.9

Structured Settlements
Account value, net of reinsurance, beginning of period                $    181.3  $   184.2  $   184.8
  Deposits                                                                    --         --         --
  Interest credited                                                           --       13.1       13.2
  Surrenders, benefits and product charges                                   0.2      (16.0)     (13.8)
  Reinsurance transfer/1/                                                 (181.5)        --         --
                                                                      ----------  ---------  ---------
Account value, net of reinsurance, end of period                      $       --  $   181.3  $   184.2

Total spread-based retail products, net of reinsurance, end of period $    932.2  $ 1,199.2  $ 1,294.7
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
/1/ We ceded to Union Fidelity Life Insurance Company ("UFLIC"), effective as of January 1, 2004, all of our in-force structured settlement contracts and substantially all of our in-force variable annuity contracts.

Products

Variable annuities

We offer variable annuities that allow the contractholder to make payments into a guaranteed interest-rate account and separate accounts that invest in available underlying mutual funds, with allocations determined by the contractholder. A deferred variable annuity has an accumulation period and a payout period. Our variable annuity products allow the contractholder to allocate all or a portion of his account value to separate accounts that invest in investment accounts that are distinct from our general account. Assets allocated to each separate account track the performance of available underlying mutual funds. There is no guaranteed minimum rate of return in these subaccounts which invest in these underlying mutual funds, and the contractholder bears the entire risk associated with the performance of these subaccounts. Some of our variable annuities also permit the contractholder to allocate a portion of his account value to our general account, in which case we credit interest at specified rates, subject to certain guaranteed minimums, which are comparable to the minimum rates in effect for our fixed annuities.

Our variable annuity contracts permit the contractholder to withdraw all or part of the premiums paid, plus the amount credited to his account, subject to surrender charges, if any. The cash surrender value of a variable annuity contract depends upon the value of the assets that have been allocated to the contract, how long those assets have been in the contract and the investment performance of the mutual funds to which the contractholder has allocated assets.

Variable annuities provide us with fee-based revenue in the form of expense charges and, in some cases, mortality charges. These fees equal a percentage of the contractholder's assets in the separate account and typically range from 1.2% to 1.7% per annum. We also receive fees charged on assets allocated to our separate account to cover administrative costs.

We also offer variable annuities with fixed account options and with bonus features. Variable annuities with fixed account options enable the contractholder to allocate a portion of his account value to the fixed account, which pays a fixed interest crediting rate. New deposits to the fixed account within the variable annuity are limited to 25% of the total deposit. The portion of the account value allocated to the fixed account option represents general account liability for us and functions similarly to a traditional fixed annuity, whereas for the portion allocated to the separate account, the contractholder bears the investment risk. Our variable annuities with bonus features entitle the contractholder to an additional increase to his account value upon making a deposit. However, variable annuities with bonus features are subject to different surrender charge schedules and expense charges than variable annuities without the bonus feature.

Our variable annuity contracts provide for a guaranteed minimum death benefit, or GMDB, which provides a minimum account value to be paid upon the annuitant's death. Our contractholders also have the option to purchase, at an additional charge, a GMDB rider that provides for an enhanced death benefit. Assuming every annuitant died on December 31, 2004, as of that date, contracts with GMDB features not covered by reinsurance had an account value of $992.7 million and a related death benefit exposure of $0.9 million net amount at risk. In May 2003, we raised prices of, and reduced certain benefits under, our newly issued GMDBs. We continue to evaluate our pricing and hedging of GMDB features and intend to change prices if appropriate. In addition, in July 2004, we introduced a variable annuity product with a guaranteed minimum withdrawal benefit, or GMWB. This product provides a guaranteed annual withdrawal of a fixed portion of the initial deposit over a fixed period of time but requires a balanced asset allocation of the customer's separate account deposit.

We continually review potential new variable annuity products and pursue only those where we believe we can achieve targeted returns in light of the risks involved. Unlike several of our competitors, we have not offered variable annuity products with traditional guaranteed minimum income benefits, or GMIBs, or with guaranteed minimum accumulation benefits, or GMABs. Traditional GMIB products guarantee a specified minimum appreciation rate for a defined period of time, after which annuity payments commence. GMAB products guarantee a customer's account value will be no less than the original investment at the end of a specified accumulation period, plus a specified interest rate.

Although we do not offer traditional GMIBs or GMABs, we have been able to capitalize on the demand for products with guarantees with our GE Retirement Answer(R), or GERA/(TM)/. GERA/(TM) /is a variable deferred annuity that has a minimum 10-year scheduled deposit period for customers who desire guaranteed minimum income streams at the end of an accumulation period. The income stream may exceed the guaranteed minimum based upon the performance of the mutual fund underlying the separate account. As of December 31, 2004, our sales as measured by collected scheduled periodic deposits and future scheduled periodic deposits for this product totaled $1.2 billion since its inception in April 2002. Based on key product design features, some of which have patents pending which have been assigned to Genworth, we believe GERA/(TM) /allows us to provide our customers a guaranteed income annuity product that mitigates a number of the risks that accompany traditional guaranteed minimum income benefits offered by many of our competitors.

GERA/(TM) /is a component of our Income Distribution Series of variable annuity product and riders. The Income Distribution Series also includes the GE Guaranteed Income Advantage, or GIA, and the GE Principal Protection Advantage, or PPA. The GIA is a rider to several of our variable annuity products that provides retirement benefits similar to the GERA/(TM) /but requires contractholders to allocate assets among a group of available investment options. Whereas the GERA/(TM) /and the GIA require a minimum ten-year accumulation period, the PPA is designed for purchasers nearing retirement and requires only a three-year accumulation period before annuitization.

Variable life insurance

We offer variable life insurance products that provide insurance coverage through a policy that gives the policyholder flexibility in investment choices and, in some products, in premium payments and coverage amounts. Our variable life products allow the policyholder to allocate all or a portion of his premiums to separate accounts that invest in investment accounts that are distinct from our general account. Assets allocated to each separate account track the performance of available underlying mutual funds. There is no guaranteed minimum rate of return in these subaccounts, which invest in these underlying mutual funds, and the policyholder bears the entire investment risk associated with the performance of the subaccounts. Some of our variable life insurance products also permit the policyholder to allocate all or a portion of his account value to our general account, in which case we credit interest at specified rates, subject to certain guaranteed minimums, which are comparable to the minimum rates in effect for our fixed annuities.

Similar to our variable annuity products, we collect specified mortality and expense charges and fees charged on assets allocated to the separate account to cover administrative services and costs. We also collect cost of insurance charges on our variable life insurance products to compensate us for the mortality risk of the guaranteed death benefit, particularly in the early years of the policy when the death benefit is significantly higher than the value of the policyholder's account.

            Guaranteed investment contracts and funding agreements

We offer GICs and funding agreements, which are deposit-type products that pay a guaranteed return to the contractholder on specified dates. GICs are purchased by ERISA qualified plans, including pension and 401(k) plans. Funding agreements are purchased by institutional accredited investors for various kinds of funds and accounts that are not ERISA qualified. Purchasers of funding agreements include money market funds, bank common trust funds and other corporate and trust accounts and private investors in the U.S. and other countries.

Substantially all our GICs allow for the payment of benefits at contract value to ERISA plans prior to contract maturity in the event of death, disability, retirement or change in investment election. We carefully underwrite these risks before issuing a GIC to a plan and historically have been able to effectively manage our exposure to these benefit payments. Our GICs typically credit interest at a fixed interest rate and have a fixed maturity generally ranging from two to six years.

Our funding agreements generally credit interest on deposits at a floating rate tied to an external market index. To hedge our exposure to fluctuations in interest rates, we invest the proceeds backing floating-rate funding agreements in floating-rate assets. Some of our funding agreements are purchased by money market funds, bank common trust funds and other short-term investors. These funding agreements typically are renewed annually, and generally contain "put" provisions, through which the contractholder has an option to terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days. As of December 31, 2004, we had an aggregate of $1,108.0 million of floating-rate funding agreements outstanding, compared to $1,186.9 million as of December 31, 2003. Of the $1,108.0 million aggregate amount outstanding as of December 31, 2004, $458.0 million had put option features, none of which were less than 90 days. GE Capital has guaranteed certain obligations under floating-rate funding agreements with a final maturity on or before June 30, 2005. This guarantee covers our obligations to contractholders and requires us to reimburse GE Capital for any payments made to contractholders under the guarantee. As of December 31, 2004, GE Capital's guarantee covered $858.0 million of outstanding floating-rate funding agreements.

We also issue funding agreements to trust accounts to back medium-term notes purchased by investors. These contracts typically are issued for terms of one to seven years. As of December 31, 2004 and 2003, we had an aggregate of $435.0 million of these funding agreements. These funding agreements did not permit early termination.

Fixed annuities

We have a closed block of single premium deferred annuities ("SPDAs"). In addition, we offer two fixed annuity products in the form of modified guaranteed annuity contracts. These contracts provide for a single premium to be allocated to a guaranteed term option for one or more guaranteed terms ranging from 1 to 10 years in duration. During the accumulation period, the portion of the single premium payment allocated to any guaranteed term will earn a pre-declared guaranteed rate of interest for that term. However, if the contractholder surrenders or annuitizes the contract, withdraws or transfers any portion of assets prior to the end of the guaranteed term, we will apply a market value adjustment to the proceeds and we may assess a surrender charge. The market value adjustment may result in a positive, negative or zero change in value depending on interest rates in effect at the time the market value adjustment is applied. For example, if interest rates are rising, generally the contractholder will bear the risk that the market value adjustment will be negative, causing a reduction in the amount available for surrender. However, if interest rates are falling, generally, the contractholder will receive a positive market value adjustment, providing an increase in value when surrendering the contract. If there is no change in interest rates at the time of the market value adjustment, generally, the market value adjustment will have no impact on contract value. Approximately $178.3 million, or 20.9% of the total account value of our fixed annuities as of December 31, 2004, were subject to surrender charges.

At least once each month, we set an interest crediting rate for newly issued fixed SPDAs and additional deposits. We maintain the initial crediting rate for a minimum period of one year or the guarantee period, whichever is longer. Thereafter, we may adjust the crediting rate no more frequently than once per year for any given deposit. Our modified guaranteed annuity contracts have a minimum guaranteed crediting rate of 3.0%.

Our earnings from fixed annuities are based upon the spread between the crediting rate on our fixed annuity contracts and the returns we earn on our investment of premiums in our general account.

Income annuities

We offer variable income annuities, which provide for an accumulation period, followed by a guaranteed minimum income stream for the life of the annuitant, with the possibility of additional income depending upon underlying investment account performance.

We anticipate higher sales of income annuities with the demographic shift toward more people reaching retirement age and focusing on their need for dependable retirement income.

Structured settlements

Structured settlement contracts provide an alternative to a lump sum settlement, generally in a personal injury lawsuit or worker's compensation claim, and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant. The structured settlements provide scheduled payments over a fixed period or, in the case of a life-contingent structured settlement, for the life of the claimant with a guaranteed minimum period of payments. Structured settlement contracts also may provide for irregularly scheduled payments to coincide with anticipated medical or other claimant needs. These settlements offer tax-advantaged, long-range financial security to the injured party and facilitate claim settlement for the property and casualty insurance carrier. Structured settlement contracts are long-term in nature, guarantee a fixed benefit stream and generally do not permit surrender or borrowing against the amounts outstanding under the contract.

In the second quarter 2004, we entered into reinsurance transactions in which we ceded, effective January 1, 2004, all of our inforce structured settlements business to UFLIC.

Underwriting and pricing

We generally do not underwrite individual lives in our annuity products. Instead, we price our products based upon our expected investment returns and our expectations for mortality, longevity and persistency for the group of our contractholders as a whole, taking into account mortality improvements in the general population and our historical experience. We price deferred annuities by analyzing longevity and persistency risk, volatility of expected earnings on our assets under management, and the expected time to retirement. We price our GICs using customized pricing models that estimate both expected cash flows and likely variance from those expectations caused by reallocations of assets by plan participants.

Underwriting for our variable life insurance policies involves a determination of the type and amount of risk that we are willing to accept. Our underwriters evaluate each policy application on the basis of the information provided by the applicant and others. We follow detailed and uniform underwriting practices and procedures designed to properly assess and quantify risks before issuing coverage to qualified applicants. The long-term profitability of our products is affected by the degree to which future experience deviates from these assumptions.

Competition

We face significant competition in all our Retirement Income and Investments businesses. Many other companies actively compete for sales in our markets, including other major insurers, banks, other financial institutions, mutual fund and money asset management firms and specialty providers. In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher claims paying ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks' and insurance companies' distribution capacities and expansion of product features in recent years has intensified pressure on margins and production levels and has increased the level of competition in many of our business lines.

We believe competition in our Retirement Income and Investments businesses is based on several factors, including product features, customer service, brand reputation, penetration of key distribution channels, breadth of product offering, product innovations and price.

Protection

Overview

Through our Protection segment, we offer life insurance which includes universal life insurance and interest-sensitive whole life insurance and accident and health insurance which includes Medicare supplement insurance.

Products

Life Insurance

Our life insurance products provide protection for the entire life of the insured and allow for cash value accumulation. These products include interest-sensitive whole life ("ISWL") and universal life insurance ("UL"). Our life insurance policies provide a death benefit payable upon death of the insured. Owners of life insurance pay premiums that are applied to their account value, net of any expense charges. We deduct cost of insurance charges, which vary by age, gender, plan, and class of insurance from the account value. We determine our cost of insurance each year in advance, which is subject to a maximum stated in each policy. The owner may access their account value through policy loans, partial withdrawals, or full surrender of the policy. Some withdrawals and surrenders are subject to surrender charges. Our premiums and deposits collected on life insurance in-force for the years ended December 31, 2004, 2003, and 2002 were $143.7 million, $164.5 million, and $163.1 million, respectively.

We credit the policyholder account value for ISWL and UL policies with interest at an interest rate we determine in advance and generally guarantee for a policy year at a time. Policies have a minimum credited interest rate, which varies by policy and ranges from 4.0% to 6.0%. ISWL and UL differ in two major ways. ISWL requires the contractholder to pay a fixed premium we determine each year, while UL allows a contractholder to determine the amount of premium to be paid, subject to certain minimum and maximum values. Also, the ISWL death benefit is fixed at issue, while the contractholder may decrease and (subject to evidence of good health) increase the death benefit on a UL policy.

Our UL policies provide policyholders with lifetime death benefit coverage, the ability to accumulate assets on a flexible, tax-deferred basis, and the option to access the cash value of the policy through a policy loan, partial withdrawal or full surrender. Our UL products allow policyholders to adjust the timing and amount of premium payments. We credit premiums paid, less certain expenses, to the policyholder's account and from that account deduct regular expense charges and certain risk charges, known as cost of insurance, which generally increase from year to year as the insured ages. Our UL policies accumulate cash value that we pay to the insured when the policy lapses or is surrendered. Most of our UL policies also include provisions for surrender charges for early termination and partial withdrawals. As of December 31, 2004, 60.8% of our in-force block of universal life insurance was subject to surrender charges. We also sell joint, second-to-die policies that are typically used for estate planning purposes. These policies insure two lives rather than one, with the policy proceeds paid after the death of both insured individuals.

Accident and Health Insurance

The primary product in this line is Medicare supplement insurance. Our Medicare supplement insurance provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductible or maximum limits. These products are sold to individuals through dedicated sales specialists.

Competition

We face significant competition in all our Protection segment operations. Our competitors include other large and highly rated insurance carriers. Some of these competitors have greater resources than we do, and many of them offer similar products and use similar distribution channels.

Corporate and Other

We also have a Corporate and Other segment, which consists primarily of net realized investment gains and unallocated corporate income, expenses and income taxes.

Distribution

We distribute our products through an extensive and diversified distribution network that is balanced between independent sales intermediaries, including financial intermediaries and independent producers, and dedicated sales specialists. We believe this access to a variety of distribution channels enables us to respond effectively to changing consumer needs and distribution trends. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these sales intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and our financial strength ratings, the marketing and services we provide to them and the strength of the relationships we maintain with individuals at those firms. We have strategically positioned our multi-channel distribution network to capture a broad share of the distributor and consumer markets and to accommodate different consumer preferences in how to purchase insurance and financial services products.

Retirement Income and Investments and Protection segments

Our Retirement Income and Investments and Protection segments both distribute their products through the following channels:

  . financial intermediaries, including banks, securities brokerage firms, and independent broker/dealers;

  . independent producers, including brokerage general agencies, or BGAs, affluent market producer groups and specialized brokers; and

  . dedicated sales specialists, including affiliated networks of both accountants and personal financial advisers.

The following table sets forth our annualized first-year premiums and deposits for the products in our Retirement Income and Investments and Protection segments, categorized by each of our distribution channels.

Annualized First-          Year Ended December 31, 2004                    Year Ended December 31, 2003
Year Premiums     ----------------------------------------------- -----------------------------------------------
and Deposits/1/                               Dedicated                                       Dedicated
(Dollar amounts     Financial    Independent    Sales               Financial    Independent    Sales
in millions)      Intermediaries  Producers  Specialists  Total   Intermediaries  Producers  Specialists  Total
-                 -----------------------------------------------------------------------------------------------
Retirement Income
 and Investments      $932.3       $170.6       $43.9    $1,146.8    $1,663.1      $565.2       $92.6    $2,320.9
Protection                --          0.1        10.6        10.7          --         0.3         8.8         9.1
-----------------------------------------------------------------------------------------------------------------

/1/ Annualized first-year premiums and deposits reflect the amount of business we generated during a specified period. We consider annualized first-year premiums and deposits to be a measure of our operating performance because they represent a measure of new sales of insurance policies and additional investments by our customers during a specified period, rather than a measure of our revenues or profitability during that period.

Financial intermediaries

We have selling agreements with various financial intermediaries in the U.S., including banks, securities brokerage firms and independent broker/dealers. We use financial intermediaries to distribute a significant portion of our deferred and income annuities and other investment products. They also distribute a small portion of our life insurance policies to their individual clients. We have wholesalers who are our employees and who work to develop sales relationships with new financial intermediaries and to expand sales with existing financial intermediaries. Approximately 11.9% of our variable annuity product sales in 2004 were through one national bank. However, we do not believe that the loss of such business would have a long-term adverse effect on our business and operations due to our competitive position in the marketplace and the availability of business from other distributors.

Independent producers

Brokerage general agencies. We distribute most of our products, including life insurance and annuities through independent BGAs located throughout the U.S. BGAs market our products, and those of other insurance companies, through a network of independent brokers who sell our products.

Affluent market producer groups. Through strong relationships with several industry-leading affluent market producer groups, we have access to producers who sell our products. These groups target high-net-worth individuals, which we define to include households with at least $1 million of liquid assets. We distribute annuity products through these groups.

Specialized brokers. We distribute certain products through brokers that specialize in a particular insurance or investment product and deliver customized service and support to their clients. We distribute GICs and funding agreements through a group of approximately 35 specialized brokers and investment managers as of December 31, 2004.

Dedicated sales specialists. We have dedicated sales specialists who sell our Medicare supplement insurance product and other products of our affiliated insurers on a select basis.

Marketing

As part of Genworth, we promote and differentiate our products and services through a variety of offerings, technology services, specialized support for our distributors and innovative marketing programs tailored to particular consumer groups.

In 2002, we introduced GERA/TM /which became the foundation for our Income Distribution Series. Our Income and Distribution Series product and riders provide contractholders a lifetime income payout after an accumulation period of defined duration. These product and riders provide the opportunity for the contractholder to participate in the equity upside of the underlying accounts over the life of the annuitant while product design features, some of which have patents pending, mitigate risk to us. Marketing of these products is supported by internal and external wholesalers who help distributors understand each product's and rider's features. In addition, we also hold "Income Summits" throughout the country, educating distributors on the need for guaranteed income during one's retirement years as part of a sound overall financial plan. We believe education of our distributors and potential contractholders is key to our success in marketing these products as they move from accumulation of assets to the "spend-down" or distribution of assets.

Since the completion of the Genworth Initial Public Offering ("IPO"), Genworth has customized its marketing approach to promote its new brand to key constituencies, including sales intermediaries, employees, investors and consumers. These programs include advertising on television shows and in trade and business periodicals that are likely to reach those demographic groups. We also seek to build recognition of the Genworth brand and maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support, such as product training, advanced marketing and sales solutions, financial product design for affluent customers and technology solutions that support the distributors' sales efforts and by pursuing joint business improvement efforts. In addition, we sponsor various advisory councils with independent sales intermediaries and dedicated sales specialists to gather their feedback on industry trends, new product suggestions and ways to enhance our relationships.

In order to further meet the needs of our sales intermediaries, we also market the Genworth brand and our products to key consumer groups through targeted marketing programs. For example, Genworth sponsors the Genworth Center for Financial Learning, which provides a website to promote financial literacy. We believe the website contributes to the recognition of our products and services and generates loyalty among independent sales intermediaries and consumers.

Our branding strategy is to establish the new Genworth brand expeditiously while we continue to use the GE brand name and logo with customers. We have begun to transition some of our marketing and distribution activities to replace the GE brand name and monogram with our Genworth brand and logo. At the same time, we continue to use the GE brand name and monogram in marketing and distribution activities that we will replace with the Genworth brand in the future. Pursuant to a transitional trademark license agreement, GE granted us the right to use the "GE" mark and the "GE" monogram for up to five years following the Genworth IPO in connection with our products and services.

Risk Management

Overview

Risk management is a critical part of our business and we have adopted rigorous risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development projects. The primary objective of these risk management processes is to reduce the variations we experience from our expected results. We have an experienced group of professionals, including actuaries, statisticians and other specialists, dedicated exclusively to our risk management process. We believe we have benefited from the sophisticated risk management techniques that GE applies throughout its businesses, and we have emphasized our adherence to those techniques as a competitive advantage in marketing and managing our products.

New product introductions

Our risk management process begins with the development and introduction of new products and services. We have established a rigorous product development process that specifies a series of required analyses, reviews and approvals for any new product. This process includes a review of the market opportunity and competitive landscape for each proposed product, major pricing assumptions and methodologies, return expectations, reinsurance strategies, underwriting criteria and business risks and potential mitigating factors. Before we introduce a new product in the market, we establish a monitoring program with specific performance targets and leading indicators, which we monitor frequently to identify any deviations from expected performance so that we can take prompt corrective action when necessary. Significant product introductions require approval by our senior management team. We use a similarly rigorous process to introduce variations to existing products and to introduce existing products through new distribution channels.

Product performance reviews

We have Risk Committees at the Retirement Income and Investments and Protection segment levels. We also utilize Genworth's Risk Committee which includes the following executives of Genworth: President and Chief Executive Officer, Chief Risk Officer, Chief Financial Officer, Chief Investment Officer, Chief Actuary, and the Presidents of our operating segments. This risk committee process requires reviews of each of the products in all operating segments on a regular cycle, typically approximately twice per year. These reviews include an analysis of the major drivers of profitability, underwriting performance, variations from expected results, regulatory and competitive environment and other factors affecting product performance. In addition, we initiate special reviews when a product's performance fails to meet any of the indicators we established during that product's introductory review process. If a product does not meet our performance criteria, we consider adjustments in pricing, design and marketing or ultimately discontinuing sales of that product. We review our underwriting, pricing and risk selection strategies on a regular basis to ensure that our products remain progressive, competitive and consistent with our marketing and profitability objectives. We are also subject to periodic external audits by our reinsurers, which provide us with valuable insights into other innovative risk management practices.

Asset-liability management

We maintain segmented investment portfolios for the majority of our product lines. This enables us to perform an ongoing analysis of the interest rate risks associated with each major product line, in addition to the interest rate risk for our overall enterprise. We analyze the behavior of our liability cash flows across a wide variety of future interest rate scenarios, reflecting policy features and expected policyholder behavior. We also analyze the behavior of our asset portfolios across the same scenarios. We believe this analysis shows the sensitivity of both our assets and liabilities to large and small changes in interest rates and enables us to manage our assets and liabilities more effectively.

Portfolio diversification

We use limits to ensure a spread of risk in our business. We have strict limitations on credit risk to avoid concentration in our investment portfolio. Our product portfolios have considerable diversification due to the variety of products we have sold over a number of years. We also manage unique product exposures in our business segments.

Actuarial databases and information systems

Our extensive actuarial databases and innovative information systems technology are important tools in our risk management programs. We also have substantial experience in offering individual life insurance products, and we have developed a large database of claims experience, particularly in preferred risk classes, which provides significant predictive experience for mortality.

Compliance

We take a disciplined approach to legal and regulatory compliance practices and throughout our company instill a strong commitment to integrity in business dealings and compliance with applicable laws and regulations. We have professionals dedicated to legal and regulatory compliance matters.

Related Party Transactions

We, and various other Genworth insurance company affiliates, all direct and or indirect subsidiaries of GE Capital are parties to an amended and restated services and shared expenses agreement under which each company agrees to provide and each company agrees to receive certain general services. These services include, but are not limited to, data processing, communications, marketing, public relations, advertising, investment management, human resources, accounting, actuarial, legal, administration of agent and agency matters, purchasing, underwriting and claims. Under the terms of the agreement settlements are to be made quarterly.

We are a party to an Amended and Restated Master Outsourcing Agreement and Project Specific Agreements with GE Capital International Services and a Master Outsourcing Agreement and Project Specific Agreements with GE Capital International Services -- Americas, Inc. pursuant to which we receive various administrative, systems and other services.

We have an Administrative Services Agreement with GE Capital Life Assurance Company of New York ("GECLA") whereby we provide services to GECLA with respect to GECLA's variable annuity products.

We are a party to an Amended and Restated Investment Management and Services Agreement with GE Asset Management Incorporated ("GEAM") pursuant to which the Company receives investment-related services.

Additional information regarding related parties is included in note 8 to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 (the "Annual Report").

Operations and Technology

Service and support

We benefit from Genworth's dedicated team of service and support personnel (including the operations through an arrangement with an outsourcing provider in India that is 40% owned by GE) who assist our sales intermediaries and customers with their service needs. We use advanced and, in some cases, proprietary, patent-pending technology to provide customer service and support, and we operate service centers that leverage technology, integrated processes, and Six Sigma process management techniques.

In our Retirement Income and Investments and Protection segments, we interact directly and cost-effectively with our independent sales intermediaries and dedicated sales specialists through secure websites that have enabled them to transact business with us electronically, obtain information about our products, submit applications, check application and account status and view commission information. We also provide our independent sales intermediaries and dedicated sales specialists with account information to disseminate to their customers through the use of industry-standard XML communications.

Operating centers

We have centralized our operations and have established scalable, low-cost operating centers in Virginia. We expect to realize additional efficiencies from further facility rationalization, which includes centralizing additional U.S. operations and consolidating mailrooms and print centers. In addition, through an arrangement with an outsourcing provider that is 40% owned by GE, we have a substantial team of professionals in India who provide a variety of services to us, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing resources to our insurance operations. Most of the personnel in India have college degrees, and many have graduate degrees.

Technology capabilities and process improvement

We rely on Genworth's proprietary processes for project approvals, execution, risk management and benefit verification as part of our approach to technology investment. Genworth holds, or has applied for, more than 120 patents. Genworth's technology team is experienced in large-scale project delivery, including many insurance administration system consolidations and the development of Internet-based servicing capabilities. Genworth continually manages technology costs by standardizing its technology infrastructure, consolidating application systems, reducing servers and storage devices and managing project execution risks. Genworth also works with associates from GE's Global Research Center to develop new technologies that help deliver competitive advantages to our company. Genworth also may work in the future on new projects with the GE Global Research Center, other research organizations or academic institutions.

Reserves

We calculate and maintain reserves for estimated future benefit payments to our policyholders and contractholders in accordance with U.S. GAAP and industry accounting practices. We release these reserves as those future obligations are extinguished. The reserves we establish reflect estimates and actuarial assumptions with regard to our future experience. These estimates and actuarial assumptions involve the exercise of significant judgment. Our future financial results depend significantly upon the extent to which our actual future experience is consistent with the assumptions we have used in pricing our products and determining our reserves. Many factors can affect future experience, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, we cannot determine with complete precision the ultimate amounts we will pay for actual future benefits or the timing of those payments.

Retirement Income and Investments

For our investment contracts, including annuities, GICs, and funding agreements, contractholder liabilities are equal to the accumulated contract account values, which generally consist of an accumulation of deposit payments, less withdrawals, plus investment earnings and interest credited to the account, less expense, mortality, and profit charges, if applicable. We also maintain a separate reserve for any expected future payments in excess of the account value due to the potential death of the contractholder. For variable life insurance policies, policyholder liabilities are generally based on policyholder account values, to include premiums collected, interest credited, deduction of policy charges and market performance.

Protection

We establish reserves for life insurance policies based upon generally recognized actuarial methods. We use mortality tables in general use in the U.S., modified where appropriate, to reflect relevant historical experience and our underwriting practices. Persistency, expense and interest rate assumptions are based upon relevant experience and expectations for future development. We establish reserves at amounts which, including the receipt of assumed additional premiums and interest assumed to be earned on the assets underlying the reserves, we expect to be sufficient to satisfy our policy obligations. The liability for policy benefits for universal life insurance policies and interest-sensitive whole life policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, plus any amount needed to provide for additional benefits. We also establish reserves for amounts that we have deducted from the policyholder's balance to compensate us for services to be performed in future periods.

Our liability for unpaid health insurance claims is an estimate of the ultimate net cost of both reported and unreported losses not yet settled. Our liability is based upon an evaluation of historical claim run-out patterns and includes a provision for adverse claim development. Reserves for incurred but not reported claims in our health insurance business are based upon historic incidence rates.

Reinsurance

We follow the industry practice of reinsuring portions of our insurance risks with reinsurance companies. We use reinsurance both to diversify our risks and to manage loss exposures and capital effectively. The use of reinsurance permits us to write policies in amounts larger than the risk we are willing to retain, and also to write a larger volume of new business.

We cede insurance primarily on a treaty basis, under which risks are ceded to a reinsurer on specific blocks of business where the underlying risks meet certain predetermined criteria. To a lesser extent, we cede insurance risks on a facultative basis, under which the reinsurer's prior approval is required on each risk reinsured. Use of reinsurance does not discharge us, as the insurer, from liability on the insurance ceded. We, as the insurer, are required to pay the full amount of our insurance obligations even in circumstances where we are entitled or able to receive payments from our reinsurer. The principal reinsurers to which we cede risks have A.M. Best financial strength ratings ranging from "A+" to "A-." Historically, we have not had significant concentrations of reinsurance risk with any one reinsurer. However, prior to the completion of the Genworth IPO, we entered into reinsurance transactions with UFLIC, which resulted in a significant concentration of reinsurance risk with UFLIC.

The following table sets forth our exposure to our top five reinsurers, along with the reinsurance recoverable as of December 31, 2004, and the A.M. Best ratings of those reinsurers as of that date:

                                            Reinsurance
        (Dollar amounts in millions)        Recoverable A.M. Best Rating
        ----------------------------------------------------------------
        UFLIC/1/                             $2,596.3          A-
        Max Re Ltd                               43.5          A-
        Employers Reinsurance Corporation         5.9           A
        Swiss Re Life & Health America Inc.       4.3          A+
        RGA Reinsurance Co.                       2.9          A+
        ----------------------------------------------------------------

/1/ See note 5 to the financial statements included in Item 8 of our Annual
    Report .

Financial Strength Ratings

Ratings with respect to financial strength are an important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in us and our ability to market our products.

Rating organizations review the financial performance and condition of most insurers and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders or contractholders, but these ratings are not designed to be, and do not serve as, measures of protection or valuation offered to our policyholders or contractholders.

We are rated by A.M. Best, S&P, Moody's and Fitch as follows:

                          A.M. Best Rating    S&P Rating     Moody's Rating    Fitch Rating
----------------------------------------------------------------------------------------------
Financial strength rating  A+ (Superior)   AA- (Very Strong) Aa3 (Excellent) AA- (Very Strong)
Short-term rating            Not rated           A-1+              P-1           Not rated
----------------------------------------------------------------------------------------------

A.M. Best states that its "A+" (Superior) rating is assigned to those companies that have, in its opinion, a superior ability to meet their ongoing obligations to policyholders. The "A+" (Superior) rating is the second-highest of fifteen ratings assigned by A.M. Best, which range from "A++" to "F".

S&P states that an insurer rated "AA" (Very Strong) has very strong financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments. The "AA" range is the second-highest of the four ratings ranges that meet these criteria, and also is the second-highest of nine financial strength rating ranges assigned by S&P, which range from "AAA" to "R." A plus (+) or minus (-) shows relative standing in a rating category. Accordingly, the "AA-" rating is the fourth-highest of S&P's 20 ratings categories. The short-term "A-1" rating is the highest rating and shows the capacity to meet financial commitments is strong. Within this category, the designation of a plus sign (+) indicates capacity to meet its financial commitments is extremely strong.

Moody's states that insurance companies rated "Aa" (Excellent) offer excellent financial security. Moody's states that companies in this group constitute what are generally known as high-grade companies. The "Aa" range is the second-highest of nine financial strength rating ranges assigned by Moody's, which range from "Aaa" to "C." Numeric modifiers are used to refer to the ranking within the group, with 1 being the highest and 3 being the lowest. Accordingly, the "Aa3" rating is the fourth-highest of Moody's 21 ratings categories. Short-term rating "P1" is the highest rating and shows superior ability for repayment of short-term debt obligations.

Fitch states that "AA" (Very Strong) rated insurance companies are viewed as possessing very strong capacity to meet policyholder and contract obligations. Risk factors are modest, and the impact of any adverse business and economic factors is expected to be very small. The "AA" rating category is the second-highest of eight financial strength rating categories, which range from "AAA" to "D." The symbol (+) or (-) may be appended to a rating to indicate the relative position of a credit within a rating category. These suffixes are not added to ratings in the "AAA" category or to ratings below the "CCC" category. Accordingly, the "AA-" rating is the fourth-highest of Fitch's 24 ratings categories.

A.M. Best, S&P, Moody's and Fitch review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.
Other agencies may also rate our company on a solicited or an unsolicited basis.

Investments

As of December 31, 2004, we had total cash and invested assets of $8,877.0 million and an additional $8,636.7 million held in our separate accounts, for which we do not bear investment risk. We manage our assets to meet diversification, credit quality, yield and liquidity requirements of our policy and contract liabilities by investing primarily in fixed maturities, including government, municipal and corporate bonds, mortgage-backed and other asset-backed securities and mortgage loans on commercial real estate. We also invest in short-term securities and other investments, including a small position in equity securities. In all cases, our investments are required to comply with restrictions imposed by applicable laws and insurance regulatory authorities.

Our primary investment objective is to meet our obligations to policyholders and contractholders while increasing value to our stockholders by investing in a diversified portfolio of high-quality, income producing securities and other assets. Our investment strategy seeks to optimize investment income without relying on realized investment gains. Our investment strategy focuses primarily on:

  . minimizing interest rate risk through rigorous management of asset durations relative to policyholder and contractholder obligations;

  .  selecting assets based on fundamental, research-driven strategies;

  .  emphasizing fixed-interest, low-volatility assets;

  .  maintaining sufficient liquidity to meet unexpected financial obligations;

  . continuously evaluating our asset class mix and pursuing additional investment classes; and

  .  rigorous, continuous monitoring of asset quality.

We are exposed to two primary sources of investment risk:

  . credit risk, relating to the uncertainty associated with the continued ability of a given issuer to make timely payments of principal and interest; and

  . interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates.

We manage credit risk by analyzing issuers, transaction structures and real estate properties. We use sophisticated analytic techniques to monitor credit risk. For example, we continually measure the probability of credit default and estimated loss in the event of such a default, which may provide us with early notification of worsening credits. If an issuer downgrade causes our holdings of that issuer to exceed our risk thresholds, we automatically undertake a detailed review of the issuer's credit. We also manage credit risk through industry and issuer diversification and asset allocation practices. For commercial real estate loans, we manage credit risk through geographic, property type and product type diversification and asset allocation. We routinely review different issuers and sectors and conduct more formal quarterly portfolio reviews with our Investment Committee.

We mitigate interest rate risk through rigorous management of the relationship between the duration of our assets and the duration of our liabilities, seeking to minimize risk of loss in both rising and falling interest rate environments. For further information on our management of interest rate risk, see "-- Quantitative and Qualitative Disclosures About Market Risk."

The following table sets forth our cash, cash equivalents and invested assets as of the dates indicated:

                                                            December 31,
                                                  --------------------------------
                                                       2004             2003
                                                  --------------- ----------------
                                                  Carrying % of   Carrying  % of
(Dollar amounts in millions)                       Value   Total   Value    Total
----------------------------------------------------------------------------------
Fixed-maturities, available-for-sale
  Public                                          $4,706.7  53.0% $ 7,357.5  64.9%
  Private                                          2,294.5  25.8%   2,283.2  20.2%
Mortgage loans                                     1,207.7  13.6%   1,262.3  11.1%
Other investments                                    466.5   5.3%     162.1   1.4%
Policy loans                                         148.4   1.7%     138.5   1.2%
Equity securities, available for sale                 26.8   0.3%      26.0   0.2%
Cash, cash equivalents and short-term investments     26.4   0.3%     112.0   1.0%
                                                  -------- ------ --------- ------
Total cash and invested assets                    $8,877.0 100.0% $11,341.6 100.0%
----------------------------------------------------------------------------------

Investment results

The annualized yield on general account cash and invested assets, excluding net realized investment gains was 4.2%, 4.6% and 5.2% for the years ended
December 31, 2004, 2003 and 2002, respectively. The decline in investment yields is primarily attributable to purchases of assets in an interest rate environment where current market yields are lower than the existing portfolio yields.

The following table sets forth information about our investment income, excluding realized gains and losses, for the components of our investment portfolio for the periods indicated:

                                                      For the Years Ended December 31,
                                                 ------------------------------------------
                                                      2004           2003          2002
                                                 -------------  -------------  ------------
(Dollar amounts in millions)                     Yield  Amount  Yield  Amount  Yield Amount
--------------------------------------------------------------------------------------------
Fixed maturities -- taxable                      4.5%   $360.8  4.5%   $467.1  5.1%  $528.7
Fixed maturities -- non-taxable                  7.7%      0.1  7.8%      0.1  8.0%     0.1
Mortgage loans                                   6.3%     77.1  7.2%     81.8  7.6%    73.2
Equity securities                                0.4%      0.1  (0.3)%   (0.1) 1.2%     0.8
Other investments                                (4.0)%  (16.8) (9.0)%  (10.4) 1.0%     0.6
Policy loans                                     5.2%      7.5  8.3%     10.8  5.4%     6.3
                                                        ------         ------        ------
Gross investment income before expenses and fees 4.3%    428.8  4.7%    549.3  5.3%   609.7
Expenses and fees                                         (7.8)         (11.3)         (9.5)
                                                        ------         ------        ------
Net investment income                            4.2%   $421.0  4.6%   $538.0  5.2%  $600.2
--------------------------------------------------------------------------------------------

Yields are based on average carrying values except for fixed maturities, equity securities and securities lending activity. Yields for fixed maturities and equity securities are based on amortized cost and cost, respectively. Yields for securities lending activity, which is included in other investments, are calculated net of the corresponding securities lending liability.

Fixed maturities

Fixed maturities, including tax-exempt bonds, consist principally of publicly traded and privately placed debt securities, and represented 78.9% and 85.0% of total cash and invested assets as of December 31, 2004 and 2003, respectively.

Based upon estimated fair value, public fixed maturities represented 67.2% and 76.3% of total fixed maturities as of December 31, 2004 and 2003, respectively. Private fixed maturities represented 32.8% and 23.7% of total fixed maturities as of December 31, 2004 and 2003, respectively. We invest in privately placed fixed maturities in an attempt to enhance the overall value of the portfolio, increase diversification and obtain higher yields than can ordinarily be obtained with comparable public market securities. Generally, private placements provide us with protective covenants, call protection features and, where applicable, a higher level of collateral. However, our private placements are not freely transferable because of restrictions imposed by federal and state securities laws, the terms of the securities, and illiquid trading markets.

The Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC") evaluates bond investments of U.S. insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC designations parallel the credit ratings of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade (rated "Baa3" or higher by Moody's, or rated "BBB-" or higher by S&P) by such rating organizations. NAIC designations 3 through 6 include bonds considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by S&P).

The following tables present our public, private and aggregate fixed maturities by NAIC and/or equivalent ratings of the Nationally Recognized Statistical Rating Organizations, as well as the percentage, based upon estimated fair value, that each designation comprises. Our non-U.S. fixed maturities generally are not rated by the NAIC and are shown based upon their equivalent rating of the Nationally Recognized Statistical Rating Organizations. Similarly, certain privately placed fixed maturities that are not rated by the Nationally Recognized Statistical Rating Organizations are shown based upon their NAIC designation. Certain securities, primarily non-U.S. securities, are not rated by the NAIC or the Nationally Recognized Statistical Rating Organizations and are so designated.

                                                              December 31,
                                     ---------------------------------------------------------------
Public Fixed Maturities                           2004                            2003
------------------------------------ ------------------------------- -------------------------------
NAIC   Rating Agency
Rating Equivalent Designation
------ -----------------------------
                                     Amortized Estimated Fair % of   Amortized Estimated Fair % of
(Dollar amounts in millions)           Cost        Value      Total    Cost        Value      Total
----------------------------------------------------------------------------------------------------
  1    Aaa/Aa/A                      $3,008.1     $3,046.6     64.7% $4,524.6     $4,595.1     62.5%
  2    Baa                            1,210.5      1,258.8     26.7%  2,086.4      2,175.3     29.6%
  3    Ba                               287.9        305.2      6.5%    371.1        392.0      5.3%
  4    B                                 78.6         77.8      1.7%    141.5        138.1      1.9%
  5    Caa and lower                     16.3         13.5      0.3%     32.1         28.9      0.4%
  6    In or near default                 4.1          4.8      0.1%     24.5         27.1      0.3%
       Not rated                           --           --        --      1.0          1.0        --
                                     --------     --------    ------ --------     --------    ------
       Total public fixed maturities $4,605.5     $4,706.7    100.0% $7,181.2     $7,357.5    100.0%
----------------------------------------------------------------------------------------------------

                                                               December 31,
                                      ---------------------------------------------------------------
Private Fixed Maturities                           2004                            2003
------------------------------------- ------------------------------- -------------------------------
NAIC   Rating Agency
Rating Equivalent Designation
------ ------------------------------
                                      Amortized Estimated Fair % of   Amortized Estimated Fair % of
(Dollar amounts in millions)            Cost        Value      Total    Cost        Value      Total
-----------------------------------------------------------------------------------------------------
  1    Aaa/Aa/A                       $  973.9     $  978.4     42.6% $1,194.4     $1,210.6     53.0%
  2    Baa                             1,068.5      1,102.9     48.1%    865.4        884.1     38.7%
  3    Ba                                120.3        125.7      5.5%     89.4         89.6      3.9%
  4    B                                  57.0         57.7      2.5%     20.2         20.1      0.9%
  5    Caa and lower                      14.4         13.4      0.6%     69.4         62.9      2.8%
  6    In or near default                  3.0          3.0      0.1%     16.1         15.9      0.7%
       Not rated                          13.2         13.4      0.6%       --           --        --
                                      --------     --------    ------ --------     --------    ------
       Total private fixed maturities $2,250.3     $2,294.5    100.0% $2,254.9     $2,283.2    100.0%
-----------------------------------------------------------------------------------------------------


                                                       December 31,
                              ---------------------------------------------------------------
Total Fixed Maturities                     2004                            2003
----------------------------- ------------------------------- -------------------------------
NAIC   Rating Agency
Rating Equivalent Designation
------ ----------------------
                              Amortized Estimated Fair % of   Amortized Estimated Fair % of
(Dollar amounts in millions)    Cost        Value      Total    Cost        Value      Total
---------------------------------------------------------------------------------------------
  1    Aaa/Aa/A               $3,982.0     $4,025.0     57.5% $5,719.0     $5,805.7     60.2%
  2    Baa                     2,279.0      2,361.7     33.7%  2,951.8      3,059.4     31.7%
  3    Ba                        408.2        430.9      6.2%    460.5        481.6      5.0%
  4    B                         135.6        135.5      1.9%    161.7        158.2      1.6%
  5    Caa and lower              30.7         26.9      0.4%    101.5         91.8      1.0%
  6    In or near default          7.1          7.8      0.1%     40.6         43.0      0.5%
       Not rated                  13.2         13.4      0.2%      1.0          1.0        --
                              --------     --------    ------ --------     --------    ------
       Total fixed maturities $6,855.8     $7,001.2    100.0% $9,436.1     $9,640.7    100.0%
---------------------------------------------------------------------------------------------

The following table sets forth the amortized cost and estimated fair value of fixed maturities by contractual maturity dates (excluding scheduled sinking funds) as of the date indicated:

                                                   December 31, 2004
                                             -----------------------------
                                                            Estimated Fair
      (Dollar amounts in millions)           Amortized Cost     Value
      --------------------------------------------------------------------
      Due in one year or less                   $  411.5       $  413.7
      Due after one year through five years      1,886.2        1,938.3
      Due after five years through ten years     1,603.9        1,662.9
      Due after ten years                          967.0          987.0
                                                --------       --------
      Subtotal                                   4,868.6        5,001.9
      Mortgage-backed and asset-backed           1,987.2        1,999.3
                                                --------       --------
      Total fixed maturities                    $6,855.8       $7,001.2
      --------------------------------------------------------------------

We diversify our fixed maturities by security sector. The following table sets forth the estimated fair value of our fixed maturities by sector as well as the percentage of the total fixed maturities holdings that each security sector comprised as of the dates indicated:

                                                December 31,
                                 -------------------------------------------
                                         2004                  2003
                                 --------------------- ---------------------
                                 Estimated Fair % of   Estimated Fair % of
    (Dollar amounts in millions)     Value      Total      Value      Total
    ------------------------------------------------------------------------
    U.S. government and agencies    $   52.4      0.7%    $   18.0      0.2%
    State and municipal                  0.7      -- %         0.9      -- %
    Government-Non U.S.                105.4      1.5%        72.6      0.8%
    U.S. corporate                   4,040.6     57.7%     5,583.3     57.9%
    Corporate-Non-U.S.                 802.8     11.5%       893.5      9.3%
    Mortgage-backed                  1,319.7     18.9%     1,843.2     19.1%
    Asset-backed                       679.6      9.7%     1,229.2     12.7%
                                    --------    ------    --------    ------
    Total fixed maturities          $7,001.2    100.0%    $9,640.7    100.0%
    ------------------------------------------------------------------------

The following table sets forth the major industry types that comprise our corporate bond holdings, based primarily on industry codes established by Lehman Brothers, as well as the percentage of the total corporate bond holdings that each industry comprised as of the dates indicated:

                                                December 31,
                                 -------------------------------------------
                                         2004                  2003
                                 --------------------- ---------------------
                                 Estimated Fair % of   Estimated Fair % of
   (Dollar amounts in millions)      Value      Total      Value      Total
   -------------------------------------------------------------------------
   Finance and insurance            $1,712.6     35.4%    $2,402.1     37.1%
   Utilities and energy                834.5     17.2%     1,125.5     17.4%
   Consumer -- non cyclical            587.1     12.1%       808.5     12.5%
   Capital goods                       367.7      7.6%       468.9      7.2%
   Consumer -- cyclical                363.6      7.5%       460.1      7.1%
   Industrial                          288.7      6.0%       387.1      6.0%
   Technology and communications       222.7      4.6%       355.9      5.5%
   Transportation                       92.1      1.9%       143.3      2.2%
   Other                               374.4      7.7%       325.4      5.0%
                                    --------    ------    --------    ------
   Total                            $4,843.4    100.0%    $6,476.8    100.0%
   -------------------------------------------------------------------------

We diversify our corporate bond holdings by industry and issuer. The portfolio does not have significant exposure to any single issuer. As of December 31, 2004, our combined corporate bond holdings in the ten issuers to which we had the greatest exposure was $682.0 million which was approximately 7.7% of our total cash and invested assets as of December 31, 2004. The exposure to the largest single issuer of corporate bonds held as of December 31, 2004 was $100.2 million, which was less than 1.1% of our total cash and invested assets as of that date.

Mortgage-backed securities

The following table sets forth the types of mortgage backed securities we held as of the dates indicated:

                                                     December 31,
                                      -------------------------------------------
                                              2004                  2003
                                      --------------------- ---------------------
                                      Estimated Fair % of   Estimated Fair % of
(Dollar amounts in millions)              Value      Total      Value      Total
---------------------------------------------------------------------------------
Commercial mortgage-backed securities    $  863.6     65.4%    $1,248.0     67.7%
Collateralized mortgage obligations         243.0     18.4%       359.2     19.5%
Sequential pay class bonds                  131.5     10.0%       157.8      8.5%
Planned amortization class bonds             16.8      1.3%        38.4      2.1%
Pass-through securities                      23.7      1.8%        39.8      2.2%
Other                                        41.1      3.1%          --        --
                                         --------    ------    --------    ------
Total                                    $1,319.7    100.0%    $1,843.2    100.0%
---------------------------------------------------------------------------------

We purchase mortgage-backed securities to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit risk and cash flow risk. The principal risks inherent in holding mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash flow will be received. The majority of the mortgage-backed securities in our investment portfolio have relatively low cash flow variability. Our active monitoring and analysis of this portfolio, focus on stable types of securities and limits on our holdings of more volatile types of securities reduces the effects of interest rate fluctuations on this portfolio.

Commercial mortgage-backed securities, or CMBS, which represent our largest class of mortgage-backed securities, are securities backed by a diversified pool of first mortgage loans on commercial properties ranging in size, property type and geographic location. The primary risk associated with CMBS is default risk. Prepayment risk on CMBS is generally low because of prepayment restrictions contained in the underlying collateral.

The majority of our collateralized mortgage obligations, or CMOs, are guaranteed or otherwise supported by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association. CMOs separate mortgage pools into different maturity classes called tranches. This separation generally provides for greater cash flow stability than other mortgage-backed securities.

Sequential pay class bonds receive principal payments in a prescribed sequence without a pre-determined prepayment schedule. Planned amortization class bonds are bonds structured to provide more certain cash flows to the investor and therefore are subject to less prepayment and extension risk than other mortgage-backed securities.

Pass-through securities are the most liquid assets in the mortgage-backed sector. Pass-through securities distribute, on pro rata basis to their holders, the monthly cash flows of principal and interest, both scheduled and prepayments, generated by the underlying mortgages.

Asset-backed securities

The following table sets forth the types of asset-backed securities we held as of the dates indicated:

                                                December 31,
                                 -------------------------------------------
                                         2004                  2003
                                 --------------------- ---------------------
                                 Estimated Fair % of   Estimated Fair % of
    (Dollar amounts in millions)     Value      Total      Value      Total
    ------------------------------------------------------------------------
      Credit card receivables        $214.7      31.6%    $  322.9     26.3%
      Home equity loans               117.1      17.2%       282.5     23.0%
      Automobile receivables          130.5      19.2%       505.0     41.1%
      Other                           217.3      32.0%       118.8      9.6%
                                     ------     ------    --------    ------
      Total                          $679.6     100.0%    $1,229.2    100.0%
    ------------------------------------------------------------------------

We purchase asset-backed securities both to diversify the overall risks of our fixed maturities portfolio and to provide attractive returns. Our asset-backed securities are diversified by type of asset, issuer and servicer. As of December 31, 2004, approximately $407.7 million, or 60.0%, of the total amount of our asset-backed securities were rated "Aaa/AAA" by Moody's or S&P.

The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders, equipment lessees, and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the marketplace.

Mortgage loans

Our mortgage loans are collateralized by commercial properties, including multifamily residential buildings. The carrying value of mortgage loans is stated at original cost net of prepayments and amortization.

We diversify our commercial mortgage loans by both property type and geographic region. The following table sets forth the distribution across property type and geographic region for commercial mortgage loans as of the dates indicated:

                                                December 31,
                             ---------------------------------------------------
                                       2004                      2003
Property Type                ------------------------- -------------------------
(Dollar amounts in millions) Carrying Value % of Total Carrying Value % of Total
--------------------------------------------------------------------------------
      Office                    $  356.1       29.5%      $  410.0       32.5%
      Industrial                   386.2       32.0%         421.7       33.4%
      Retail                       335.9       27.8%         301.5       23.9%
      Apartments                   105.6        8.7%          97.3        7.7%
      Mixed use/other               23.9        2.0%          31.8        2.5%
                                --------      ------      --------      ------
      Total                     $1,207.7      100.0%      $1,262.3      100.0%
--------------------------------------------------------------------------------

                                                December 31,
                             ---------------------------------------------------
                                       2004                      2003
Geographic Region            ------------------------- -------------------------
(Dollar amounts in millions) Carrying Value % of Total Carrying Value % of Total
--------------------------------------------------------------------------------
     Pacific                    $  332.8       27.6%      $  376.4       29.8%
     South Atlantic                255.3       21.1%         252.1       20.0%
     Middle Atlantic               129.3       10.7%         163.7       13.0%
     East North Central            215.1       17.8%         218.8       17.3%
     Mountain                      101.4        8.4%         105.2        8.4%
     West South Central             65.8        5.4%          50.8        4.0%
     West North Central             52.0        4.3%          48.1        3.8%
     East South Central             15.4        1.3%          16.4        1.3%
     New England                    40.6        3.4%          30.8        2.4%
                                --------      ------      --------      ------
     Total                      $1,207.7      100.0%      $1,262.3      100.0%
--------------------------------------------------------------------------------

The following table sets forth the distribution of our commercial mortgage loans by loan size as of the dates indicated:

                                                              December 31,
                                      -------------------------------------------------------------
                                                   2004                           2003
                                      ------------------------------ ------------------------------
                                      Number of Principal            Number of Principal
(Dollar amounts in millions)            Loans    Balance  % of Total   Loans    Balance  % of Total
---------------------------------------------------------------------------------------------------
Under $5 million                         287    $  585.8     48.1%      316    $  642.8     50.6%
$5 million but less than $10 million      40       268.8     22.1%       44       284.9     22.4%
$10 million but less than $20 million     11       157.6     13.0%       13       180.1     14.2%
$20 million but less than $30 million      2        45.1      3.7%        2        47.0      3.7%
More than $30 million                      4       159.4     13.1%        3       116.4      9.1%
                                         ---    --------    ------      ---    --------    ------
Total                                    344    $1,216.7    100.0%      378    $1,271.2    100.0%
---------------------------------------------------------------------------------------------------

The following table sets forth the scheduled maturities for our commercial mortgage loans as of the date indicated:

                                                December 31, 2004
                                            -------------------------
           (Dollar amounts in millions)     Carrying Value % of Total
           ----------------------------------------------------------
           Due in 1 year or less               $   24.5        2.0%
           Due after 1 year through 2 years        10.2        0.9%
           Due after 2 year through 3 years        11.3        0.9%
           Due after 3 year through 4 years        92.0        7.6%
           Due after 4 year through 5 years        66.2        5.5%
           Due after 5 years                    1,003.5       83.1%
                                               --------      ------
           Total                               $1,207.7      100.0%
           ----------------------------------------------------------

We monitor our mortgage loans on a continual basis. These reviews include an analysis of the property, its financial statements, the relevant market and tenant creditworthiness. Through this monitoring process, we review loans that are restructured, delinquent or under foreclosure and identify those that management considers to be potentially delinquent.

The following table sets forth the changes in allowance for losses on mortgage loans as of the dates indicated:

                                                        As of or for the years ended December 31,
                                                       ------------------------------------------
            (Dollar amounts in millions)                2004                 2003
            -------------------------------------------------------------------------------------
            Balance, beginning of period               $10.4                 $ 8.9
            Additions                                    1.0                   1.5
            Deductions for writedowns and dispositions  (1.0)                   --
                                                              -----                 -----
            Balance, end of period                     $10.4                 $10.4
            -------------------------------------------------------------------------------------

Equity securities

Our equity securities, which are classified as available-for-sale, primarily consist of retained interests in our securitization transactions, as well as mutual funds and investments in publicly-traded preferred and common stocks of U.S. and non-U.S. companies.

Other investments

The following table sets forth the carrying values of our other investments as of the dates indicated:

                                                December 31,
                             ---------------------------------------------------
                                       2004                      2003
                             ------------------------- -------------------------
(Dollar amounts in millions) Carrying Value % of Total Carrying Value % of Total
--------------------------------------------------------------------------------
    Securities lending           $406.9        87.2%       $102.7        63.4%
    Limited partnerships           53.0        11.4%         53.9        33.2%
    Other investments               6.6         1.4%          5.5         3.4%
                                 ------       ------       ------       ------
    Total                        $466.5       100.0%       $162.1       100.0%
--------------------------------------------------------------------------------

We participate in a securities lending program whereby blocks of securities included in our portfolio are loaned primarily to major brokerage firms. We require a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. The limited partnerships primarily represent interests in pooled investment funds that make private equity investments in U.S. and non-U.S. companies. Real estate consists of ownership of real property, primarily commercial property. Other investments are primarily swaps, amounts on deposit with foreign governments, options and strategic equity investments.

Derivative financial instruments

Our policy allows for the use of derivative financial instruments, such as interest rate and currency swaps, currency forwards and option-based financial instruments, as part of our risk management strategy. We may use these derivatives to mitigate certain risks, including interest rate risk, currency risk and equity risk, by:

  . reducing the risk between the timing of the receipt of cash and its investment in the market;

  .  matching the currency of invested assets with the liabilities they support;

  .  converting the asset duration to match the duration of the liabilities;

  . reducing our exposure to fluctuations in equity market indices that underlie some of our products; and

  .  protecting against the early termination of an asset or liability.

As a matter of policy, we have not and will not engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

The following table sets forth our positions in derivative financial instruments as of the dates indicated:

                                                December 31,
                             ---------------------------------------------------
                                       2004                      2003
                             ------------------------- -------------------------
(Dollar amounts in millions) Notional Value % of Total Notional Value % of Total
--------------------------------------------------------------------------------
    Interest rate swaps          $105.0        95.6%       $186.8        97.1%
    Equity index options            4.8         4.4%           --           --
    Swaptions                        --           --          5.6         2.9%
                                 ------       ------       ------       ------
    Total                        $109.8       100.0%       $192.4       100.0%
--------------------------------------------------------------------------------

Regulation

Our businesses are subject to extensive regulation and supervision.

General

Our insurance operations are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our business, and we are regulated by the insurance departments of the states in which we are domiciled and licensed to transact business. We and our insurance products also are affected by U.S. federal, state and local tax laws. Insurance products that constitute "securities," such as variable annuities and variable life insurance policies, also are subject to U.S. federal and state securities laws and regulations. The Securities and Exchange Commission, or SEC, the National Association of Securities Dealers, or NASD, as well as the insurance departments of the states in which we are licensed, regulate and supervise these products.

The purpose of the laws and regulations affecting our insurance and securities businesses is primarily to protect our customers. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.

In addition, insurance and securities regulatory authorities (including state law enforcement agencies and attorneys general) increasingly make inquiries regarding compliance by us with insurance, securities and other laws and regulations regarding the conduct of our insurance business and insurance products which are also regulated as securities products. We cooperate with such inquiries and take corrective action when warranted.

Some of our customers and independent sales intermediaries also operate in regulated environments. Changes in the regulations that affect their operations also may affect our business relationships with them and their ability to purchase or to distribute our products.

Insurance Regulation

We are licensed and regulated in all jurisdictions in which we conduct insurance business. The extent of this regulation varies, but most jurisdictions have laws and regulations governing the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance and requirements of capital adequacy, and the business conduct of insurers, including marketing and sales practices and claims handling. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain lines of insurance.

The types of insurance laws and regulations applicable to us are described below.

Insurance holding company regulation

All jurisdictions in which we conduct insurance business have enacted legislation that requires each insurance company in a holding company system, except captive insurance companies, to register with the insurance regulatory authority of its jurisdiction of domicile and to furnish that regulatory authority financial and other information concerning the operations of, and the interrelationships and transactions among, companies within its holding company system that may materially affect the operations, management or financial condition of the insurers within that system. These laws and regulations also regulate transactions between insurance companies and their parents and affiliates. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer's statutory surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. Statutory surplus is the excess of admitted assets over the sum of statutory liabilities and capital. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer's jurisdiction of domicile.

Policy forms

Our policy forms are subject to regulation in every jurisdiction in which we are licensed to transact insurance business. In most jurisdictions, policy forms must be filed prior to, or concurrent with, their use. In some jurisdictions, forms may also need to be approved or declared effective by the appropriate regulator prior to use.

Market conduct regulation

The laws and regulations of jurisdictions include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, product illustrations, advertising, product replacement, sales and underwriting practices, complaint handling and claims handling. Regulatory authorities generally enforce these provisions through periodic market conduct examinations.

Statutory examinations

As part of their regulatory oversight process, insurance departments conduct periodic detailed examinations of the books, records, accounts and business practices of insurers which conduct business in their jurisdictions. These examinations generally are conducted in cooperation with the insurance departments of two or three other states or jurisdictions, representing each of the NAIC zones, under guidelines promulgated by the NAIC. In the three-year period ended December 31, 2004, we have not received any material adverse findings resulting from any insurance department examinations.

Guaranty associations and similar arrangements

Most of the jurisdictions in which we are licensed to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies of insurers who become impaired or insolvent. These associations levy assessments, up to prescribed limits, on all member insurers in a particular jurisdiction on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some jurisdictions permit member insurers to recover assessments paid through full or partial premium tax offsets.

Aggregate assessments levied against us totaled $0.5 million, $(0.6) million and $(0.1) million for the years ended December 31, 2004, 2003 and 2002, respectively. Although the amount and timing of future assessments are not predictable, we have established liabilities for guaranty fund assessments that we consider adequate for assessments with respect to insurers that currently are subject to insolvency proceedings.

Policy and contract reserve sufficiency analysis

Under the laws and regulations of the Commonwealth of Virginia, we are required to conduct annual analyses of the sufficiency of our life and health insurance and annuity statutory reserves. In addition, other jurisdictions in which we are licensed may have certain reserve requirements that differ from those of our domiciliary jurisdiction. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. We submit these opinions annually to applicable insurance regulatory authorities.

Surplus and capital requirements

Insurance regulators have the discretionary authority, in connection with the ongoing licensing of our Company, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators' judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not believe that the current or anticipated levels of our statutory surplus present a material risk that any such regulator would limit the amount of new policies that we may issue.

Risk-based capital

The NAIC has established risk-based capital standards for our Company as well as a model act with the intention that these standards be applied at the state level. The model act provides that life insurance companies must submit an annual risk-based capital report to state regulators reporting their risk-based capital based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action.

If an insurer's risk-based capital falls below specified levels, the insurer would be subject to different degrees of regulatory action depending upon the level. These actions range from requiring the insurer to propose actions to correct the capital deficiency to placing the insurer under regulatory control. As of December 31, 2004, our risk-based capital exceeded the level of risk-based capital that would require us to take or become subject to any corrective action.

Statutory accounting principles

Statutory accounting principles, or SAP, is a basis of accounting developed by insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer's ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer's domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various jurisdictions in which we conduct business. These accounting principles and related regulations determine, among other things, the amounts we may pay as dividends.

U.S. GAAP is designed to measure a business on a going-concern basis. It gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under U.S. GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders' equity represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. GAAP may be different from those reflected in financial statements prepared under SAP.

Regulation of investments

We are subject to laws and regulations that require diversification of our investment portfolio and limit the amount of our investments in certain asset categories, such as below investment grade fixed maturities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such noncomplying investments. We believe our investments comply with these laws and regulations.

Federal regulation

Our variable life insurance and variable annuity products generally are "securities" within the meaning of federal securities laws and regulations. As a result, most of our variable annuity products and all of our variable life insurance products are registered under the Securities Act of 1933 and are subject to regulation by the SEC. These products are sold by broker/dealers of member firms of the NASD, and the NASD, along with the SEC, regulates the sales and marketing activities with respect to these products. Federal and state securities regulation similar to that discussed below under "Other Laws and Regulations -- Securities regulation" affect investment advice and sales and related activities with respect to these products. In addition, although the federal government does not comprehensively regulate the business of insurance, federal legislation and administrative policies in several other areas, including taxation, financial services regulation and pension and welfare benefits regulation, can also significantly affect the insurance industry.

Federal initiatives

Although the federal government generally does not directly regulate the insurance business, federal initiatives often and increasingly have an impact on the business in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business, including limitations on antitrust immunity, tax incentives for lifetime annuity payouts, simplification bills affecting tax-advantaged or tax-exempt savings and retirement vehicles, and proposals to modify or make permanent the estate tax repeal enacted in 2001. In addition, various forms of direct federal regulation of insurance have been proposed in recent years. These proposals have included "The Federal Insurance Consumer Protection Act of 2003" and "The State Modernization and Regulatory Transparency Act." The Federal Insurance Consumer Protection Act of 2003 would have established comprehensive and exclusive federal regulation over all "interstate insurers," including all life insurers selling in more than one state. This proposed legislation was not enacted. The State Modernization and Regulatory Transparency Act would maintain state-based regulation of insurance but would change the way that states regulate certain aspects of the business of insurance including rates, agent and company licensing, and market conduct examinations. This proposed legislation remains pending. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if adopted, such laws may have on our business, financial condition or results of operation.

Changes in tax laws

Changes in tax laws could make some of our products less attractive to consumers. For example, the gradual repeal of the federal estate tax, begun in 2001, is continuing to be phased in through 2010. The repeal and continuing uncertainty created by the repeal of the federal estate tax has resulted in reduced sales, and could continue to adversely affect sales and surrenders, of some of our estate planning products, including survivorship/second-to-die life insurance policies. In May 2003, U.S. President George W. Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which lowered the federal income tax rate on capital gains and certain ordinary dividends. This reduction may provide an incentive for certain of our customers and potential customers to shift assets into mutual funds and away from our products, including annuities, that are designed to defer taxes payable on investment returns.

Other Laws and Regulations

Securities regulation

Certain of our policies and contracts offered are subject to various levels of regulation under the federal securities laws regulated by the SEC. Some of our variable annuity contracts and all of our variable life insurance policy separate accounts are registered under the Investment Company Act of 1940. Some of our variable annuity contracts and all of our variable life policies are registered under the Securities Act of 1933.

These laws and regulations are primarily intended to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include suspension of individual employees, limitations on the activities in which an investment adviser or broker/dealer may engage, suspension or revocation of an investment adviser or broker/dealer registration, censure or fines. We may also be subject to similar laws and regulations in the states in which we offer the products described above or conduct other securities-related activities.

We also serve as the depositor for variable annuity contracts and other debt securities that rely on certain exemptions from registration under the Investment Company Act of 1940 and the Securities Act of 1933. Nevertheless, certain provisions of the Investment Company Act of 1940 and the Securities Act of 1933 may apply to these products issued under certain circumstances.

The Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Securities Act of 1933, including the rules and regulations promulgated thereunder, are subject to change, which may affect us and any products we issue.

Environmental considerations

As an owner and operator of real property, we are subject to extensive U.S. federal and state environmental laws and regulations. Potential environmental liabilities and costs in connection with any required remediation of such properties also is an inherent risk in property ownership and operation. In addition, we hold equity interests in companies and have made loans secured by properties that could potentially be subject to environmental liabilities. We routinely have environmental assessments performed with respect to real estate being acquired for investment and real property to be acquired through foreclosure. We cannot provide assurance that unexpected environmental liabilities will not arise. However, based upon information currently available to us, we believe that any costs associated with compliance with environmental laws and regulations or any remediation of such properties will not have a material adverse effect on our business, financial condition or results of operations.

ERISA considerations

We provide certain products and services to certain employee benefit plans that are subject to ERISA or the Internal Revenue Code. As such, our activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries and the requirement under ERISA and the Internal Revenue Code that fiduciaries may not cause a covered plan to engage in certain prohibited transactions with persons who have certain relationships with respect to such plans. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the U.S. Department of Labor, the IRS and the Pension Benefit Guaranty Corporation.

USA Patriot Act

The USA Patriot Act of 2001, or the Patriot Act, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker/dealers and other financial services companies including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain similar provisions. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures and controls. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with the provisions of the Patriot Act.

Privacy of consumer information

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others, the physical and procedural safeguards employed to protect the security of that information and the electronic transmission of such information. Congress and state legislatures are expected to consider additional legislation relating to privacy and other aspects of consumer information.

Selected Financial Data

The "Selected Financial Data" provision of your prospectus is hereby deleted in its entirety and replaced with the following:

The following table sets forth selected financial information. The selected financial information as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002 has been derived from our financial statements, which have been audited by KPMG LLP and are included in our Annual Report. You should read this information in conjunction with the information under " -- Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements, the related notes and the accompanying independent registered public accounting firm's report (which refers to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004 and goodwill and other intangible assets in 2002), which are included elsewhere in our Annual Report.

We entered into several significant reinsurance transactions with UFLIC, an indirect, wholly-owned subsidiary of GE. As part of these transactions, effective as of January 1, 2004, we ceded to UFLIC policy obligations under our structured settlement contracts, which had reserves of $0.3 billion, and our variable annuity contracts which had general account reserves of $2.5 billion and separate account reserves of $7.6 billion, each as of December 31, 2003. These contracts represent substantially all of our contracts that were in force, excluding the GERATM product that was not reinsured, as of December 31, 2003 for these products. In the aggregate, these blocks of business did not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions have the effect of transferring the financial results of the reinsured blocks to UFLIC.

                                                                      Years Ended December 31,
                                                        ---------------------------------------------------
(Dollar amounts in millions)                              2004      2003       2002       2001       2000
------------------------------------------------------------------------------------------------------------

Statement of Earnings Information
------------------------------------------------------------------------------------------------------------
Revenues                                                $   699.9 $   940.8 $ 1,045.4  $ 1,134.4  $ 1,153.4
Income before cumulative effect of change in accounting
 principle                                                  198.7      19.7     115.8      129.6      163.1

                                                                         As of December 31,
                                                        ---------------------------------------------------
(Dollar amounts in millions)                              2004      2003       2002       2001       2000
------------------------------------------------------------------------------------------------------------

Statement of Financial Position Information
------------------------------------------------------------------------------------------------------------
Total investments                                       $ 8,850.6 $11,329.2 $11,591.0  $11,779.1  $10,655.4
Separate account assets                                   8,636.7   8,034.9   7,182.8    8,994.3   10,393.2
Reinsurance recoverable                                   2,753.8     160.7     174.4      151.1       90.6
All other assets                                            591.5   1,337.8   1,399.9    1,538.2    1,473.3
                                                        --------- --------- ---------  ---------  ---------
Total assets                                            $20,832.6 $20,862.6 $20,348.1  $22,462.7  $22,612.5

Policyholder liabilities                                $ 9,929.9 $10,431.6 $11,220.0  $11,255.7  $10,238.7
Separate account liabilities                              8,636.7   8,034.9   7,182.8    8,994.3   10,393.2
All other liabilities                                       676.0     574.1     241.1      630.5      505.9
                                                        --------- --------- ---------  ---------  ---------
Total liabilities                                       $19,242.6 $19,040.6 $18,643.9  $20,880.5  $21,137.8

Accumulated nonowner changes in stockholder's interest  $    75.3 $    88.1 $    (9.7) $   (25.5) $   (18.7)
Total stockholder's interest                            $ 1,590.0 $ 1,822.0 $ 1,704.2  $ 1,582.2  $ 1,474.7

U.S. Statutory Information/1/
Statutory capital and surplus                           $   817.2 $   562.4 $   550.7  $   584.4  $   592.9
Asset valuation reserve                                      86.8      62.9      82.0      127.8      129.6
------------------------------------------------------------------------------------------------------------

/1/ We derived the U.S Statutory Information from our Annual Statements that were filed with the Commonwealth of Virginia, Bureau of Insurance and prepared in accordance with statutory accounting practices prescribed or permitted by the Commonwealth of Virginia, Bureau of Insurance. These statutory accounting practices vary in certain material respects from U.S. GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The "Management's Discussion and Analysis of Financial Condition and Results of Operations" provision of your prospectus is hereby deleted in its entirety and replaced with the following:

Risk Factors

Our business is subject to a number of important risks, including the following:

Interest rate fluctuations could adversely affect our business and profitability.

Our insurance and investment products are sensitive to interest rate fluctuations and expose us to the risk that falling interest rates will reduce our "spread," or the difference between the returns we earn on the investments that support our obligations under these products and the amounts that we must pay policyholders and contractholders. Because we may reduce the interest rates we credit on most of these products only at limited, pre-established intervals, and because some of them have guaranteed minimum crediting rates, declines in interest rates may adversely affect the profitability of those products. For example, interest rates declined to unusually low levels in 2002 and 2003. Although interest rates increased in 2004, they remain at low levels and limit our returns on our spread-based investment products.

During periods of increasing market interest rates, we may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we may increase crediting rates on in-force products to keep these products competitive. In addition, rapidly rising interest rates may cause increased policy surrenders, withdrawals from annuity contracts and requests for policy loans, as policyholders and contractholders shift assets into higher yielding investments. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on our financial condition and results of operations.

Interest rate fluctuations also could have an adverse effect on the results of our investment portfolio. During periods of declining market interest rates, the interest we receive on variable interest rate investments decreases. In addition, during those periods, we are forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of fixed-income securities also may decide to prepay their obligations in order to borrow at lower market rates, which exacerbates the risk that we may have to invest the cash proceeds of these securities in lower-yielding or lower-credit instruments. Declining interest rates from 2002 to 2004 contributed to a decrease in our weighted average investment yield from 5.2% for the year ended December 31, 2002 to 4.6% and 4.2% for the years ended December 31, 2003 and 2004, respectively.

Downturns and volatility in equity markets could adversely affect our business and profitability.

Significant downturns and volatility in equity markets could have an adverse effect on our financial condition and results of operations in two principal ways. First, market downturns and volatility may discourage purchases of separate account products, such as variable annuities and variable life insurance, that have returns linked to the performance of the equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products.

Second, downturns and volatility in equity markets can have an adverse effect on the value of assets in our separate accounts, which, in turn, affects our revenues and returns from our fee-based products. Because these products and services depend on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage. In addition, some of our variable annuity products contain guaranteed minimum death benefits and guaranteed minimum income payments tied to the investment performance of the assets held within the variable annuity. A significant market decline could result in declines in account values which could increase our payments under guaranteed minimum death benefits and certain income payments in connection with variable annuities, which could have an adverse effect on our financial condition and results of operations.

Defaults in our fixed-income securities portfolio may reduce our earnings.

Issuers of the fixed-income securities that we own may default on principal and interest payments. As a result of the economic downturn and recent corporate malfeasance, the number of companies defaulting on their debt obligations has increased dramatically in recent years. An economic downturn, further events of corporate malfeasance or a variety of other factors could cause declines in the value of our fixed maturities portfolio and cause our net earnings to decline.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our financial condition and results of operations.

Financial strength ratings, which various ratings organizations publish as measures of an insurance company's ability to meet contractholder and policyholder obligations, are important to maintaining public confidence in our products, the ability to market our products and our competitive position. We currently have financial strength ratings of "AA-" (Very Strong) from S&P and Fitch and "Aa3" (Excellent) from Moody's. The "AA-" rating is the fourth-highest of S&P's 20 ratings categories. The "Aa3" rating is the fourth-highest of Moody's 21 ratings categories. The "AA-" rating is the fourth-highest of Fitch's 24 ratings categories.

A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have a significant adverse effect on our financial condition and results of operations in many ways, including:

  . reducing new sales of insurance products, annuities and other investment products;

  . adversely affecting our relationships with independent sales intermediaries and our dedicated sales specialists;

  . materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders;

  . requiring us to reduce prices for many of our products and services to remain competitive; and

  . adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.

In addition to our financial strength ratings, ratings agencies also publish our credit ratings. The credit ratings have an impact on the interest rates we pay on the money we borrow. Therefore, a downgrade in our credit ratings could increase our cost of borrowing and have an adverse effect on our financial condition and results of operations.

Our ratings are not evaluations directed to the protection of policyholders and contractholders.

Our ratings described under " -- Financial Strength Ratings" reflect each rating agency's current opinion of our financial strength, operating performance and ability to meet obligations to policyholders and contractholders. These factors are of concern to policyholders, contractholders, agents, sales intermediaries and lenders. Ratings are not evaluations directed to the protection of investors in our securities. In addition, the standards used by rating agencies in determining financial strength are different from capital requirements set by state insurance regulators. We may need to take actions in response to changing standards set by any of the ratings agencies, as well as statutory capital requirements, which could cause our business and operations to suffer.

If our reserves for future policy benefits and claims are inadequate, we may be required to increase our reserve liabilities, which could adversely affect our results of operations and financial condition.

We calculate and maintain reserves for estimated future benefit payments to our policyholders and contractholders in accordance with U.S. GAAP and industry accounting practices. We release these reserves as those future obligations are extinguished. The reserves we establish reflect estimates and actuarial assumptions with regard to our future experience. These estimates and actuarial assumptions involve the exercise of significant judgment. Our future financial results depend significantly upon the extent to which our actual future experience is consistent with the assumptions we have used in pricing our products and determining our reserves. Many factors can affect future experience, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, we cannot determine with complete precision the ultimate amounts we will pay for actual future benefits or the timing of those payments.

We continually monitor our reserves. If we conclude that our reserves are insufficient to cover actual or expected policy and contract benefits and claims payments, we would be required to increase our reserves and incur income statement charges for the period in which we make the determination, which could adversely affect our results of operations and financial condition.

Some of our investments are relatively illiquid.

Our investments in privately placed fixed maturities, mortgage loans, policy loans and limited partnership interests are relatively illiquid. These asset classes represented 41.7% of the carrying value of our total cash and invested assets as of December 31, 2004. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both. If an unexpected number of contractholders exercise their right to early termination and we are unable to access other liquidity sources, we may have to liquidate assets quickly. Our inability to quickly dispose of illiquid investments could have an adverse effect on our financial condition and results of operations.

Intense competition could negatively affect our ability to maintain or increase our market share and profitability.

Our businesses are subject to intense competition. We believe the principal competitive factors in the sale of our products are product features, price, commission structure, marketing and distribution arrangements, brand, reputation, financial strength ratings and service.

Many other companies actively compete for sales in our Retirement Income and Investments and Protection markets, including other major insurers, banks, other financial institutions, mutual fund and money asset management firms and specialty providers.

In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher financial strength ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks' and insurance companies' distribution capacities and expansion of product features in recent years have intensified pressure on margins and production levels and have increased the level of competition in many of our business lines.

We may be unable to attract and retain independent sales intermediaries and dedicated sales specialists.

We distribute our products through financial intermediaries, independent producers and dedicated sales specialists. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these sales intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and our financial strength ratings, the marketing and services we provide to them and the strength of the relationships we maintain with individuals at those firms. From time to time, due to competitive forces, we have experienced unusually high attrition in particular sales channels for specific products. An inability to recruit productive independent sales intermediaries and dedicated sales specialists, or our inability to retain strong relationships with the individual agents at our independent sales intermediaries, could have an adverse effect on our financial condition and results of operations.

If the counterparties to our reinsurance arrangements or to the derivative instruments we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could adversely affect our financial condition and results of operations.

We use reinsurance and derivative instruments to mitigate our risks in various circumstances. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay the reinsurance recoverable owed to us now or in the future or that they will pay these recoverables on a timely basis. A reinsurer's insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have an adverse effect on our financial condition and results of operations.

Prior to the completion of Genworth's IPO, we ceded to UFLIC effective as of January 1, 2004, policy obligations under our structured settlement contracts, which had reserves of $0.3 billion, and our variable annuity contracts which had general account reserves of $2.5 billion and separate account reserves of $7.6 billion, in each case as of December 31, 2003. These contracts represent substantially all of our contracts, excluding the GERATM product that was not reinsured, that were in force as of December 31, 2003 for these products. UFLIC has established trust accounts for our benefit to secure its obligations under the reinsurance arrangements, and GE Capital has agreed to maintain UFLIC's risk-based capital above a specified minimum level. If UFLIC becomes insolvent notwithstanding this agreement, and the amounts in the trust accounts are insufficient to pay UFLIC's obligations to us, our financial condition and results of operations could be materially adversely affected.

In addition, we use derivative instruments to hedge various business risks. We may enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps and options to enter into interest rate and currency swaps with a number of counterparties. If our counterparties fail or refuse to honor their obligations under the derivative instruments, our hedges of the related risk will be ineffective. Such failure could have an adverse effect on our financial condition and results of operations.

We are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

As an insurance company, we are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our insurance business, and we are regulated by the insurance departments of the states in which we are domiciled and licensed.

State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things:

  .  licensing companies and agents to transact business;

  . calculating the value of assets to determine compliance with statutory requirements;

  .  mandating certain insurance benefits;

  .  regulating certain premium rates;

  .  reviewing and approving policy forms;

  . regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

  . establishing statutory capital and reserve requirements and solvency standards;

  . fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

  .  approving changes in control of insurance companies; and

  .  regulating the types, amounts and valuation of investments.

State insurance regulators and the NAIC regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and thus could have an adverse effect on our financial condition and results of operations.

In December 2004, the NAIC approved amendments to the NAIC's model Producer Licensing Act. The amendments contain new disclosure requirements for producers regarding compensation arrangements. If adopted, the NAIC amendments would require producers to disclose to customers, in certain circumstances, information concerning compensation arrangements. The NAIC also directed its Executive Task Force on Broker Activities to give further consideration to the development of additional requirements for recognition of a fiduciary responsibility on the part of producers, disclosure of all quotes received by a broker and disclosures relating to reinsurance arrangements between insurers and reinsurance companies affiliated with a producer. We cannot predict the effect that the NAIC's recent compensation disclosure amendments or anticipated future activities in this area, at the NAIC or state level, will have on influencing future legal actions, changes to business practices or regulatory requirements applicable to us.

Currently, the U.S. federal government does not regulate directly the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals include "The State Modernization and Regulatory Transparency Act," which would maintain state-based regulation of insurance but would affect state regulation of certain aspects of the business of insurance including rates, agent and company licensing, and market conduct examinations. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on our business, financial condition or results of operation.

Many of our customers and independent sales intermediaries also operate in regulated environments. Changes in the regulations that affect their operations also may affect our business relationships with them and their ability to purchase or to distribute our products. Accordingly, these changes could have an adverse effect on our financial condition and results of operation.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may increase materially our direct and indirect compliance and other expenses of doing business, thus having an adverse effect on our financial condition and results of operations.

Legal and regulatory investigations and actions are increasingly common in the insurance business and may result in financial losses and harm our reputation.

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. We are or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits and breaches of fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. We are also subject to various regulatory inquiries, such as information requests, subpoenas and books and record examinations, from state, federal and international regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

Recently, the insurance industry has become the focus of increased scrutiny by regulatory and law enforcement authorities concerning certain practices within the insurance industry. In this regard, in May 2005, we received a subpoena from the Northeast Regional Office of the SEC, requiring the production of documents related to "certain loss mitigation insurance products," such as finite risk reinsurance. We are cooperating fully with the SEC with respect to its subpoena. In June 2005, GE received a subpoena from the United States Attorney's Office for the Southern District of New York, also on the same general subject. In the subpoena, GE is defined as including, among other things, its subsidiaries and affiliates. We are cooperating with GE in connection with GE's response to the subpoena.

This industry scrutiny also includes the commencement of investigations and other proceedings by the New York State Attorney General and other governmental authorities relating to allegations of improper conduct in connection with the payment of, and the failure to disclose, contingent commissions by insurance companies to insurance brokers and agents, the solicitation and provision of fictitious or inflated quotes, the use of inducements to brokers or companies in the sale of insurance products and the use of captive reinsurance arrangements. We have not received a subpoena or inquiry from the State of New York with respect to these matters. However, as part of industry-wide inquiries in this regard, we have received inquiries and informational requests with respect to some of these matters from other federal and state regulatory authorities. We have responded to these inquiries and informational requests and will continue to cooperate with these regulatory authorities.

Recent industry-wide inquiries also include those regarding market timing and late trading in variable annuity contracts, variable annuity sales practices/exchanges and electronic communication document retention practices. In this regard, we responded in late 2003 to a New York State Attorney General subpoena regarding market timing and late trading in variable products and mutual funds. We have not received any further inquiries from the New York State Attorney General regarding these matters, although we received inquiries and informational requests regarding these matters from other federal and state regulatory authorities. We have responded to these inquiries, follow-up inquiries and informational requests and will continue to cooperate with these regulatory authorities.

We cannot assure you that the current investigations and proceedings will not have a material adverse effect on our business, financial condition or results of operations. It is also possible that related investigations and proceedings may be commenced in the future, and we could become subject to further investigations and have lawsuits filed or enforcement actions initiated against us. In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal precedents and industry-wide regulations or practices that could adversely affect our business, financial condition and results of operation.

We have significant operations in India that could be adversely affected by changes in the political or economic stability of India or government policies in India or the U.S.

Through an arrangement with an outsourcing provider that is 40% owned by GE, we have a substantial team of professionals in India who provide a variety of services to us, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing. The development of an operations center in India has been facilitated partly by the liberalization policies pursued by the Indian government over the past decade. The current government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting our business could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

The political or regulatory climate in the U.S. or elsewhere also could change so that it would not be practical or legal for us to use international operations centers, such as call centers. For example, changes in privacy regulations, or more stringent interpretation or enforcement of these regulations, could require us to curtail our use of low-cost operations in India to service our businesses, which could reduce the cost benefits we currently realize from using these operations.

Our computer systems may fail or their security may be compromised, which could damage our business and adversely affect our financial condition and results of operation.

Our business is highly dependent upon the uninterrupted operation of our computer systems. We rely on these systems throughout our business for a variety of functions, including processing claims and applications, providing information to customers and distributors, performing actuarial analyses and maintaining financial records. Despite the implementation of security measures, our computer systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of these systems for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, financial condition or results of operation.

We retain confidential information in our computer systems, and we rely on sophisticated commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our computer systems could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable customer information and proprietary business information. In addition, an increasing number of states and foreign countries require that customers be notified if a security breach results in the disclosure of personally identifiable customer information. Any compromise of the security of our computer systems that results in inappropriate disclosure of personally identifiable customer information could damage our reputation in the marketplace, deter people from purchasing our products, subject us to significant civil and criminal liability and require us to incur significant technical, legal and other expenses.

The occurrence of natural or man-made disasters could adversely affect our financial condition and results of operation.

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, floods and tornadoes, or manmade disasters, including acts of terrorism and military actions. For example, a natural or man-made disaster could lead to unexpected changes in persistency rates as policyholders and contractholders who are affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies and deposits into our investment products. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.

A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. For example, a natural or man-made disaster could lead to increased reinsurance prices and potentially cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. In addition, a disaster could adversely affect the value of the assets in our investment portfolio if it affects companies' ability to pay principal or interest on their securities. See "-- We may face losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies and annuity contracts".

We may face losses if mortality rates differ significantly from our pricing expectations.

We set prices for our insurance and some annuity products based upon expected claims and payment patterns, using assumptions for, among other things, mortality rates, or likelihood of death, of our policyholders and contractholders. The long-term profitability of these products depends upon how our actual experience compares with our pricing assumptions. For example, if mortality rates are lower than our pricing assumptions, we could be required to make greater payments under annuity contracts than we had projected. Conversely, if mortality rates are higher than our pricing assumptions, we could be required to make greater payments under our life insurance policies and annuity contracts with guaranteed minimum death benefits than we had projected.

We may be required to accelerate the amortization of deferred acquisition costs and the present value of future profits, which would increase our expenses and reduce profitability.

Deferred acquisition costs, or DAC, represent costs which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts that are deferred and amortized over the estimated life of the related insurance policies and investment contracts. These costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Under U.S. GAAP, DAC is subsequently amortized to income, over the lives of the underlying contracts, in relation to the anticipated recognition of premiums or gross profits. In addition, when we acquire a block of insurance policies or investment contracts, we assign a portion of the purchase price to the right to receive future net cash flows from existing insurance and investment contracts and policies. This intangible asset, called the present value of future profits, or PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. We amortize the value of this intangible asset in a manner similar to the amortization of DAC.

Our amortization of DAC and PVFP generally depends upon anticipated profits from investments, surrender and other policy and contract charges, mortality, morbidity and maintenance expense margins. Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity, withdrawals or lapses may cause us to increase the amortization of DAC or PVFP, or both, or to record a charge to increase benefit reserves.

We regularly review DAC and PVFP to determine if they are recoverable from future income. If these costs are not recoverable, they are charged to expenses in the financial period in which we make this determination. For example, if we determine that we are unable to recover DAC from profits over the life of a block of insurance policies or annuity contracts, or if withdrawals or surrender charges associated with early withdrawals do not fully offset the unamortized acquisition costs related to those policies or annuities, we would be required to recognize the additional DAC amortization as a current-period expense.

We may be required to recognize impairment in the value of our goodwill, which would increase our expenses and reduce our profitability.

Goodwill represents the excess of the amount we paid to acquire our subsidiaries and other businesses over the fair value of their net assets at the date of the acquisition. Under U.S. GAAP, we test the carrying value of goodwill for impairment at least annually at the "reporting unit" level, which is either an operating segment or a business one level below the operating segment. Goodwill is impaired if the fair value of the reporting unit as a whole is less than the fair value of the identifiable assets and liabilities of the reporting unit, plus the carrying value of goodwill, at the date of the test. For example, goodwill may become impaired if the fair value of a reporting unit as a whole were to decline by an amount greater than the decline in the value of its individual identifiable assets and liabilities. This may occur for various reasons, including changes in actual or expected earnings or cash flows of a reporting unit, generation of earnings by a reporting unit at a lower rate of return than similar businesses or declines in market prices for publicly traded businesses similar to our reporting units. If any portion of our goodwill becomes impaired, we would be required to recognize the amount of the impairment as a current-period expense.

Medical advances, such as genetic research and diagnostic imaging, and related legislation could adversely affect the financial performance of our life insurance and annuities businesses.

Genetic research includes procedures focused on identifying key genes that render an individual predisposed to specific diseases, such as particular types of cancer and other diseases. Other medical advances, such as diagnostic imaging technologies, also may be used to detect the early onset of diseases such as cancer and cardiovascular disease. We believe that if individuals learn through medical advances that they are predisposed to particular conditions that may reduce life longevity, they will be more likely to purchase our life policies or not to permit existing polices to lapse. In contrast, if individuals learn that they lack the genetic predisposition to develop the conditions that reduce longevity, they will be less likely to purchase our life insurance products but more likely to purchase certain annuity products. In addition, such individuals that are existing policyholders will be more likely to permit their policies to lapse.

If we were to gain access to the same genetic or medical information as our prospective policyholders and contractholders, then we would be able to take this information into account in pricing our life insurance policies and annuity contracts. However, there are a number of regulatory proposals that would make genetic and other medical information confidential and unavailable to insurance companies. The U.S. Senate has approved a bill that would prohibit group health plans, health insurers and employers from making enrollment decisions or adjusting premiums on the basis of genetic testing information. This legislation is now pending before a committee at the House of Representatives. Legislators in certain states also have introduced similar legislation. If these regulatory proposals were enacted, prospective policyholders and contractholders would only disclose this information if they chose to do so voluntarily. These factors could lead us to reduce sales of products affected by these regulatory proposals and could result in a deterioration of the risk profile of our portfolio, which could lead to payments to our policyholders and contractholders that are higher than we anticipated.

Medical advances also could lead to new forms of preventative care. Preventative care could extend the life and improve the overall health of individuals. If this were to occur, the duration of payments under certain of our annuity products likely would increase, thereby reducing net earnings in that business.

We may face losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies and annuity contracts.

The prices and expected future profitability of our insurance and deferred annuity products are based in part upon expected patterns of premiums, expenses and benefits, using a number of assumptions, including those related to persistency, which is the probability that a policy or contract will remain in-force from one period to the next. The effect of persistency on profitability varies for different products. For most of our life insurance and deferred annuity products, actual persistency that is lower than our persistency assumptions could have an adverse impact on profitability, especially in the early years of a policy or contract primarily because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy or contract. For our life insurance policies, increased persistency that is the result of the sale of policies to third parties that continue to make premium payments on policies that would otherwise have lapsed, also known as life settlements, could have an adverse impact on profitability because of the higher claims rate associated with settled policies. For the years ended December 31, 2004, 2003 and 2002, persistency in fixed annuity businesses has been slightly higher than assumed, while persistency in our variable annuity and certain health insurance products has been slightly lower than we had assumed.

Because our assumptions regarding persistency experience are inherently uncertain, reserves for future policy benefits and claims may prove to be inadequate if actual persistency experience is different from those assumptions. Although some of our products permit us to increase premiums during the life of the policy or contract, we cannot guarantee that these increases would be sufficient to maintain profitability. Moreover, many of our products do not permit us to increase premiums or limit those increases during the life of the policy or contract. Significant deviations in experience from pricing expectations regarding persistency could have an adverse effect on the profitability of our products.

Changes in tax laws could make some of our products less attractive to consumers.

Changes in tax laws could make some of our products less attractive to consumers. For example, in May 2003, U.S. President George W. Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduced the federal income tax that investors are required to pay on long-term capital gains and on some dividends paid on stock. This reduction may provide an incentive for some of our customers and potential customers to shift assets into mutual funds and away from products, including annuities, designed to defer taxes payable on investment returns. Because the income taxes payable on long-term capital gains and some dividends paid on stock have been reduced, investors may decide that the tax-deferral benefits of annuity contracts are less advantageous than the potential after-tax income benefits of mutual funds or other investment products that provide dividends and long-term capital gains. A shift away from annuity contracts and other tax-deferred products would reduce our income from sales of these products, as well as the assets upon which we earn investment income.

We cannot predict whether any other legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, this legislation or any other legislation could have an adverse effect on our financial condition and results of operations.

Changes in U.S. federal and state securities laws may affect our operations and our profitability.

U.S. federal and state securities laws apply to investment products that are also "securities," including variable annuities and variable life insurance policies. As a result, the policies and contracts we offer are subject to regulation under these federal and state securities laws. Our separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts and variable life insurance policies issued by us are registered under the Securities Act of 1933.

Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our financial condition and results of operations.

                   Risks Relating to Our Separation from GE

Our separation from GE could adversely affect our business and profitability due to GE's strong brand and reputation.

As an indirect subsidiary of GE, our businesses have marketed many of their products using the "GE" brand name and logo, and we believe the association with GE has provided many benefits, including:

  .  a world-class brand associated with trust, integrity and longevity;

  .  perception of high-quality products and services;

  . preferred status among our customers, independent sales intermediaries and employees;

  .  strong capital base and financial strength; and

  .  established relationships with U.S. federal and state regulators.

Our separation from GE following Genworth's corporate reorganization and the IPO could adversely affect our ability to attract and retain highly qualified independent sales intermediaries and dedicated sales specialists for our products. In addition, because of our separation from GE, some of our existing policyholders, contractholders and other customers may choose to stop doing business with us, and this could increase our rate of surrenders and withdrawals in our policies and contracts. In addition, other potential policyholders and contractholders may decide not to purchase our products because of our separation from GE.

We cannot accurately predict the effect that our separation from GE will have on our sales intermediaries, customers or employees. The risks relating to our separation from GE could materialize at various times in the future, including:

  .  GE's reduction in its ownership in Genworth's common stock to below 50%;
     and

  . when we cease using the GE name and logo in our sales and marketing materials, particularly when we deliver notices to our distributors and customers that our name will change.

We only have the right to use the GE brand name and logo for a limited period of time. If we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.

Since the completion of Genworth's IPO, we may use the GE brand name and logo in marketing our products and services for only a limited period of time. Pursuant to a transitional trademark license agreement, GE granted us the right to use the "GE" mark and the "GE" monogram for up to five years after Genworth's IPO in connection with our products and services. GE also granted us the right to use "GE," "General Electric" and "GE Capital" in the corporate names of Genworth subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of Genworth's outstanding common stock and May 24, 2009. When our right to use the GE brand name and logo expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. In addition, insurance regulators in jurisdictions where we do business could require us to accelerate the transition to our independent brand. If we are unable to successfully manage the transition of our business to our new brand, our reputation among our independent sales intermediaries, customers and employees could be adversely affected.

The terms of our arrangements with GE may be more favorable than we would be able to obtain from an unaffiliated third party. We may be unable to replace the services GE provides us in a timely manner or on comparable terms.

Genworth and GE entered into a transition services agreement and other agreements in connection with the IPO. Pursuant to these arrangements, GE and its affiliates agreed to provide us with a variety of services, including investment management, treasury, payroll and other financial services, human resources and employee benefit services, legal services, information systems and network services, and procurement and sourcing support.

Genworth negotiated these arrangements with GE in the context of a parent-subsidiary relationship. Although GE is contractually obligated to provide us with services during the terms of these arrangements, we cannot assure you that these services will be sustained at the same level after the expiration of those arrangements, or that we will be able to replace these services in a timely manner or on comparable terms. Other agreements with GE also govern the relationship between us and GE and provide for the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to Genworth's IPO. They also contain terms and provisions that may be more favorable than terms and provisions we might have obtained in arm's-length negotiations with unaffiliated third parties. When GE ceases to provide services pursuant to those arrangements, our costs of procuring those services from third parties may increase.

If GE engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

Genworth's certificate of incorporation provides that, subject to any contractual provision to the contrary, GE will have no obligation to refrain from:

  . engaging in the same or similar business activities or lines of business as us; or

  . doing business with, or in competition with, any of our clients, customers or vendors.

GE is a diversified technology and services company with significant financial services businesses, including consumer finance, asset management and insurance activities. GE is engaged in the marketing of supplemental life insurance, including accidental death and dismemberment coverage and in the marketing and underwriting of dental and vision insurance, medical stop-loss insurance and primary property and casualty insurance. Because of GE's significant financial resources, GE could have a significant competitive advantage over us should it decide to engage in businesses that compete with any of the businesses we conduct.

GE has generally agreed not to use the "GE" mark or the "GE" monogram or the name "General Electric" until May 24, 2009 in connection with the marketing or underwriting on a primary basis of life insurance and annuities anywhere in the world. GE's agreement to restrict the use of its brand will terminate earlier upon the occurrence of certain events, including termination of our transitional trademark license agreement with GE and our discontinuation of the use of the "GE" mark or the "GE" monogram.

Conflicts of interest may arise between Genworth and GE that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between Genworth and GE in a number of areas relating to our past and ongoing relationships. Five of Genworth's directors were designated to Genworth's board of directors by GE. One of these directors is both an officer and director of GE, and the other four of these directors are also officers of GE. These directors and a number of our parent's officers own substantial amounts of GE stock and options to purchase GE stock, and all of them participate in GE pension plans. Ownership interests of Genworth's directors or officers in GE shares, or service as a director or officer of both Genworth and GE, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, or our dividend policy.

The corporate opportunity policy set forth in Genworth's certificate of incorporation addresses potential conflicts of interest between Genworth, on the one hand, and GE and its officers and directors who are directors of Genworth, on the other hand. Although these provisions are designed to resolve conflicts between Genworth and GE fairly, we cannot assure you that any conflicts will be so resolved.

Cautionary Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including the following:

  . Risks relating to our businesses, including interest rate fluctuations, downturns and volatility in equity markets, defaults in portfolio securities, downgrades in our financial strength and credit ratings, insufficiency of reserves, legal constraints on dividend distributions, illiquidity of investments, competition, inability to attract or retain independent sales intermediaries and dedicated sales specialists, defaults by counterparties, foreign exchange rate fluctuations, regulatory restrictions on our operations and changes in applicable laws and regulations, legal or regulatory actions or investigations, political or economic instability, the failure of any compromise of the security of our computer systems and the occurrence of natural or man-made disasters;

  . Risks relating to our Retirement Income and Investments and Protection segments, including unexpected changes in mortality, morbidity and unemployment rates, accelerated amortization of deferred acquisition costs and present value of future profits, goodwill impairments, medical advances such as genetic mapping research, unexpected changes in persistency rates, increases in statutory reserve requirements and changes in tax and securities laws;

  . Risks relating to our separation from GE, including the loss of benefits associated with GE's brand and reputation, our need to establish our new Genworth brand identity quickly and effectively, the possibility that we will not be able to replace services previously provided by GE on terms that are at least as favorable, potential conflicts of interest with GE and GE's engaging in the same type of business as we do in the future.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Overview

Our business

We are one of a number of subsidiaries of Genworth, a company that, through its subsidiaries, provides consumers financial security solutions by selling a wide variety of insurance, investment and retirement products, primarily in North America. Our product offerings are divided along two segments of consumer needs: (1) Retirement Income and Investments and (2) Protection.

  . Retirement Income and Investments. We offer deferred annuities (variable and fixed) and variable life insurance to a broad range of individual consumers who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets. We also offer GICs and funding agreements as investment products to qualified buyers.

  . Protection. Our Protection segment includes universal life insurance, interest-sensitive whole life insurance and Medicare supplement insurance. Life insurance products provide protection against financial hardship after the death of an insured by providing cash payment to the beneficiaries of the policyholder. Medicare supplement insurance provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains, unallocated corporate income, expenses and income taxes.

Revenues and expenses

Our revenues consist primarily of the following:

  . Retirement Income and Investments. The revenues in our Retirement Income and Investments segment consist primarily of:

      .  net investment income allocated to this segment; and

      . policy fees and other income, including surrender charges and mortality and expense charges.

  .  Protection.  The revenues in our Protection segment consist primarily of:

      . net premiums earned on individual life and Medicare supplement insurance policies; and

      .  net investment income allocated to this segment's lines of business;
         and

      . policy fees and other income, including fees for mortality and surrender charges primarily from universal life insurance policies, and other administrative charges.

  . Corporate and Other. The revenues in our Corporate and Other segment consist primarily of:

      .  unallocated net investment income; and

      .  net realized investment gains.

We allocate net investment income from our Corporate and Other segment to our Retirement Income and Investments and Protection segments using an approach based principally upon the investment portfolio established to support each of those segments' products and targeted capital levels.

All net realized investment gains are reflected in the Corporate and Other segment and are not reflected in the results of any of our other segments.

Our expenses consist primarily of the following:

  . benefits provided to policyholders and contractholders and changes in reserves;

  .  interest credited on general account balances;

  . underwriting, acquisition and insurance expenses, including commissions, marketing expenses, policy and contract servicing costs, overhead and other general expenses that are not capitalized (shown net of deferrals);

  . amortization of deferred policy acquisition costs and other intangible assets;

  .  income taxes.

We allocate corporate expenses to each of our operating segments based on the amount of capital allocated to that segment.

Business trends and conditions

In recent years, our business has been, and we expect will continue to be, influenced by a number of industry-wide and product-specific trends and conditions.

Market and economic environment

Aging U.S. population with growing retirement income needs. According to the U.S. Social Security Administration in a report issued in 2004, from 1945 to 2003, U.S. life expectancy at birth increased from 62.9 years to 74.4 years for men and from 68.4 years to 79.5 years for women, respectively, and life expectancy is expected to increase further. In addition, increasing numbers of baby boomers are approaching retirement age. Based on the 2000 census, the U.S. Census Bureau projects that the percentage of the U.S. population aged 55 or older will increase from approximately 22% (65 million) in 2004 to more than 29% (97 million) in 2020. These increases in life expectancy and the average age of the U.S. population heighten the risk that individuals will outlive their retirement savings. In addition, approximately $4.2 trillion of invested financial assets are held by people within 10 years of retirement and approximately $2.4 trillion of invested financial assets are held by individuals who are under age 70 and consider themselves retired, in each case according to a survey conducted by SRI Consulting Business Intelligence in 2004. We believe these trends will lead to growing demand for retirement income and investment products, such as our annuities and other investment products that help consumers accumulate assets and provide reliable retirement income.

General conditions and trends affecting our businesses

Interest rate fluctuations. Fluctuations in market interest rates may have a significant effect on our sales of insurance and investment products and our margins on these products. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. In our Retirement Income and Investments and Protection segments, low market interest rates may reduce the spreads between the amounts we credit to policyholders and contractholders and the yield we earn on the investments that support these obligations. In response to the unusually low interest rates that have prevailed during the last several years, we have reduced crediting rates on in-force contracts where permitted to do so. These actions have helped mitigate the adverse impact of low interest rates on our spreads and profitability on these products. A gradual increase in interest rates generally would have a favorable effect on the profitability of these products. However, rapidly rising interest rates also could result in reduced persistency in our spread-based retail products as contractholders shift assets into higher yielding investments.

Volatile equity markets. Equity market volatility may discourage purchases of separate account products, such as variable annuities and variable life insurance, that have returns linked to the performance of the equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products. Equity market volatility also affects the value of the assets in our separate accounts, which, in turn, affects our earnings from fee-based products. After several years of declines, equity markets increased in 2003 and 2004, and we expect that increases or relative stability in equity markets could have a favorable impact on our sales of variable products and our earnings from those products. The potential impact of volatile equity markets on our results has been significantly reduced as a result of our reinsurance arrangements with UFLIC, pursuant to which we reinsured, effective as of January 1, 2004, substantially all of our in-force blocks of variable annuities and structured settlement business. We retain variable annuities sold after January 1, 2004 for our own account, subject to third-party reinsurance transactions in the ordinary course of business, and therefore we bear the risk of any adverse impact of future equity market fluctuations on those annuities.

Credit default risk. As a result of the economic downturn in 2000 through 2002 and some high-profile corporate bankruptcies and scandals, the number of companies defaulting on their debt obligations increased dramatically in 2001 and 2002. These defaults and other declines in the value of some of our investments resulted in impairment charges. Credit defaults have decreased in recent years as the economy has improved. Charges associated with impairments of investments were $0.9 million, $26.4 million, and $77.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. A weakening in the economic recovery could lead to increased credit defaults.

Investment portfolio. The yield on our investment portfolio is affected by the practice, prior to Genworth's separation from GE, of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy had been pursued to offset impairments and losses in our investment portfolio, fund consolidations and restructurings in our business and provide current income. Our gross realized gains were $80.2 million and $181.1 million for the years ended December 31, 2003 and 2002, respectively. This strategy has had an adverse impact on the yield on our investment portfolio and our net investment income as we typically sold higher-yielding securities and reinvested the proceeds in lower-yielding securities during periods of declining or low interest rates. The impact is most significant in the Retirement Income and Investments segment, which has a higher percentage of our fixed maturities allocated to it than to our other segments.

Since Genworth's separation from GE, our investment strategy has been to optimize investment income without relying on realized investment gains. As a result, our gross realized gains decreased to $10.7 million for the year ended December 31, 2004. We also are currently experiencing a challenging interest-rate environment in which the yields that we can achieve on new investments are lower than the aggregate yield on our existing portfolio. This environment has resulted in a decline in our overall investment yield, from 5.2% for the year ended December 31, 2002 to 4.6% and 4.2% for the years ended December 31, 2003 and 2004, respectively. We seek to mitigate this decline in investment yields by continuously evaluating our asset class mix, pursuing additional investment classes and accepting additional credit risk when we believe that it is prudent to do so. A continued increase in prevailing interest rates also will mitigate this decline, whereas a decrease in interest rates could lead to further declines.

Critical accounting policies

The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and our management's best estimates may require adjustment.

Insurance liabilities and reserves. We calculate and maintain reserves for the estimated future payment of claims to our policyholders and contractholders based on actuarial assumptions and in accordance with industry practice and U.S. GAAP. Many factors can affect these reserves, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the reserves we establish are necessarily based on extensive estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision that the ultimate amounts that we will pay for actual claims or the timing of those payments will be consistent with our reserve assumptions.

Insurance reserves differ for long- and short-duration insurance policies and annuity contracts. Measurement of long-duration insurance reserves is based on approved actuarial methods, but necessarily includes assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments. Short-duration contracts are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

Deferred acquisition costs. Deferred acquisition costs ("DAC") represents costs which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts that are deferred and amortized over the estimated life of the related insurance policies and investment contracts. These costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. DAC is subsequently amortized to income over the lives of the underlying policies and contracts, in relation to the anticipated recognition of premiums or gross profits.

The amortization of DAC for traditional long-duration insurance products is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions established when the contract or policy is issued about mortality, morbidity, lapse rates, expenses, and future yield on related investments. Amortization for annuity contracts without significant mortality risk and investment and universal life products is based on estimated gross profits and is adjusted as those estimates are revised. The DAC amortization methodology for our variable products (variable annuities and variable universal life insurance) includes a long-term equity market average appreciation assumption of 8.5%. When actual returns vary from the expected 8.5%, we assume a reversion to this mean over a 3- to 7-year period, subject to the imposition of ceilings and floors. The assumed returns over this reversion period are limited to the 85th percentile of historical market performance.

We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserves plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves.

Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity, withdrawals or lapses, may cause us to increase the amortization of DAC or to record a charge to increase benefit reserves. In recent years, the portion of estimated product margins required to amortize DAC has increased in most lines of our business, with the most significant impact on investment products, primarily as the result of lower investment returns.

Present value of future profits. In conjunction with the acquisition of a block of life insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called PVFP represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC. We regularly review our assumptions and periodically test PVFP for recoverability in a manner similar to our treatment of DAC.

Goodwill impairment. Goodwill resulting from acquisitions is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. To the extent the carrying amount of goodwill exceeds its fair value, an impairment charge to income would be recorded.

Valuation of investment securities. We obtain values for actively traded securities from external pricing services. For infrequently traded securities, we obtain quotes from brokers or we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

Impairment of investment securities. We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Our quantitative criteria include length of time and amount that each security position is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. We actively perform comprehensive market research, monitor market conditions and segment our investments by credit risk in order to minimize impairment risks.

Operating Results

The following table sets forth our results of operations.

                                                                                   Years Ended December 31,
                                                                                   -------------------------
(Dollar amounts in millions)                                                         2004    2003     2002
------------------------------------------------------------------------------------------------------------

Revenues:
------------------------------------------------------------------------------------------------------------
Net investment income                                                              $ 421.0  $538.0  $  600.2
Net realized investment gains                                                          5.7     3.9      55.3
Premiums                                                                              96.8   104.0     105.3
Cost of insurance                                                                    142.2   153.1     125.8
Variable product fees                                                                  9.4   106.3     113.9
Other income                                                                          24.8    35.5      44.9
                                                                                   -------  ------  --------
  Total revenues                                                                     699.9   940.8   1,045.4

Benefits and Expenses:
------------------------------------------------------------------------------------------------------------
Interest credited                                                                    291.2   410.6     462.1
Benefits and other changes in policy reserves                                        182.8   245.7     178.2
Underwriting, acquisition and insurance expenses, net of deferrals                    63.2   149.0      99.3
Amortization of deferred acquisition costs and intangibles                           107.3   118.9     147.1
                                                                                   -------  ------  --------
  Total benefits and expenses                                                        644.5   924.2     886.7

Income before income taxes and cumulative effect of change in accounting principle    55.4    16.6     158.7
Provision (benefit) for income taxes                                                (143.3)   (3.1)     42.9
                                                                                   -------  ------  --------
Income before cumulative effect of change in accounting principle                  $ 198.7  $ 19.7  $  115.8
Cumulative effect of change in accounting principle, net of tax of $0.4 million        0.7      --        --
                                                                                   -------  ------  --------
Net income                                                                         $ 199.4  $ 19.7  $  115.8
------------------------------------------------------------------------------------------------------------

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview. Net income in 2004 was $199.4 million, a $179.7 million increase from 2003. The increase is primarily due to a tax benefit increase of $140.2 million resulting primarily from reinsurance transactions entered into in 2004, in which we ceded to UFLIC, an affiliate, substantially all of our in-force blocks of variable annuities and structured settlements. The reinsurance transactions with UFLIC were completed and accounted for at book value and will be reported on our tax returns at fair value as determined for tax purposes, giving rise to a net reduction in current and deferred income tax liabilities and resulting in a net tax benefit for the year ended December 31, 2004. Also contributing to the increase was a $50.0 million litigation reserve in 2003 and an increase in investment income of $62.7 million in our Corporate and Other segment associated with an increase in invested assets not allocated to the operating segments. These amounts were partially offset by a goodwill impairment charge of $59.8 million in 2004 resulting from the reinsurance transactions with UFLIC.

Net investment income. Net investment income decreased $117.0 million, or 21.7%, to $421.0 million in 2004 from $538.0 million in 2003. The decrease was primarily a result of a $2,554.9 million, or 21.7%, decline in average invested assets. The decline in average invested assets was due primarily to the reinsurance transactions with UFLIC. Also contributing to the decrease in average invested assets was a decline in outstanding institutional stable value liabilities.

Net realized investment gains. Net realized investment gains consist of gross realized investment gains and gross realized investment (losses), including charges related to impairments. Net realized investment gains increased $1.8 million to $5.7 million in 2004 from $3.9 million in 2003. For 2004, gross realized gains and (losses) were $10.7 million and $(5.0) million, respectively. Realized losses for 2004 included $0.9 million of impairments that were primarily attributable to fixed-maturity and equity securities. For 2003, gross realized gains and (losses) were $80.2 million and $(76.3) million, respectively. Realized losses for 2003 included $26.4 million of impairments, primarily attributable to fixed-maturity and equity securities.

Premiums. Premiums decreased $7.2 million, or 6.9% to $96.8 million in 2004 from $104.0 million in 2003. The decrease was primarily due to our Medicare supplement product. Medicare supplement premiums were down $8.3 million in 2004 driven by a reduction in due premiums offset by growth in new business and in-force premium rate actions.

Cost of Insurance. Cost of insurance decreased $10.9 million, or 7.1% to $142.2 million in 2004 from $153.1 million in 2003. The decrease was due primarily to a decline of universal life policies in-force.

Variable product fees. Variable product fees decreased $96.9 million to $9.4 million in 2004 from $106.3 million in 2003. The decrease in variable product fees was primarily due to the reinsurance transactions with UFLIC in which we ceded, effective January 1, 2004, the majority of our in-force variable annuities.

Other income. Other income decreased $10.7 million, or 30.1%, to $24.8 million in 2004 from $35.5 million in 2003. The decrease was due primarily to lower surrender fees attributable to the reinsurance transactions with UFLIC.

Interest credited. Interest credited represents interest credited on behalf of policyholder and contractholder general account balances. Interest credited decreased $119.4 million, or 29.1%, to $291.2 million for 2004 from $410.6 million for 2003. This decrease was primarily the result of an $84.5 million decrease attributable to the reinsurance transactions with UFLIC and a $33.2 million decrease attributable to institutional stable value products. This decrease was due to a combination of a decrease in liabilities and reduced crediting rates on book with the maturity of higher cost liabilities and the addition of new business with lower crediting rates.

Benefits and other changes in policy reserves. Benefits and other changes in policy reserves decreased $62.9 million, or 25.6%, to $182.8 million in 2004 from $245.7 million in 2003. The decrease was primarily a result of a $46.7 million decrease attributable to the reinsurance transactions with UFLIC and a $16.0 million reserve strengthening in 2003 related to whole life products.

Underwriting, Acquisition and Insurance Expenses, net of deferrals. Underwriting, acquisition and insurance expenses, net of deferrals, decreased $85.8 million, or 57.6%, to $63.2 million in 2004 from $149.0 million in the prior year. This decrease was primarily the result of a $50.0 million reserve accrual in 2003 associated with a class action lawsuit settlement agreed to in principle and a $30.5 million decrease attributable to the reinsurance transactions with UFLIC.

Amortization of deferred acquisition costs and intangibles. Amortization of deferred acquisition costs and intangibles decreased $11.6 million, or 9.8%, to $107.3 million in 2004 from $118.9 million in 2003. The decrease is primarily the result of a $74.0 million decrease attributable to the reinsurance transactions with UFLIC, which was partially offset by a $59.8 million goodwill impairment charge, also as a result of the reinsurance transactions with UFLIC.

Provision (benefit) for income taxes. Benefit for income taxes increased $140.2 million to a benefit of $(143.3) million for the year ended December 31, 2004 from a benefit of $(3.1) million for the year ended December 31, 2003. The increase in tax benefit was primarily attributable to the tax benefit associated with the reinsurance transactions with UFLIC. The reinsurance transactions with UFLIC were completed and accounted for at book value. These transactions will be reported on our tax returns at fair value as determined for tax purposes, giving rise to a net reduction in current and deferred income tax liabilities and resulting in a net tax benefit for the year ended
December 31, 2004.

Cumulative effect of change in accounting principle. On January 1, 2004, we adopted AICPA Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. The cumulative effect of change in accounting principle related to adopting SOP 03-1 was $0.7 million, net of taxes, for the change in reserves, less additional amortization of deferred acquisition costs, on variable annuity contracts with guaranteed minimum death benefits.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Overview. Net earnings in 2003 were $19.7 million, a $96.1 million, or 83.0%, decrease from 2002. The decrease is partially due to a reserve accrual of $50.0 million ($33.0 million after tax) associated with a settlement agreement in principle that we reached on October 8, 2003, in connection with a putative class action lawsuit. Additionally, the timing of the equity market changes in 2003 as compared to 2002 adversely impacted our product fee revenues. Lower interest rates during the year have resulted in lower investment yields on our fixed maturity portfolio, partially offset by reduced interest crediting rates on certain of our contracts and policies.

Net investment income. Net investment income decreased $62.2 million, or 10.4%, to $538.0 million in 2003 from $600.2 million in the prior year. These decreases are primarily a result of a decrease in weighted average investment yields to 4.6% in 2003 from 5.2% in 2002 due to the overall declining interest rate environment.

Net realized investment gains. Net realized investment gains consist of gross realized investment gains and gross realized investment (losses), including charges related to impairments. Net realized investment gains decreased $51.4 million to $3.9 million in 2003 from $55.3 million in 2002. For 2003, gross realized gains and (losses) were $80.2 million and $(76.3) million, respectively. Realized losses for 2003 included $26.4 million of impairments that were primarily attributable to fixed-maturity and equity securities. For 2002, gross realized gains and (losses) were $181.1 million and $(125.8) million, respectively. Included in these gains were $17.6 million related to a securitization transaction conducted by our indirect parent. Realized losses for 2002 included $77.4 million of impairments, primarily attributable to fixed-maturity and equity securities that included $29.5 million of impairments on securities issued by WorldCom Inc. and its affiliates.

Premiums. Premiums remained relatively constant decreasing approximately 1.2% to $104.0 million in 2003 from $105.3 million in 2002.

Cost of Insurance. Cost of insurance increased $27.3 million, or 21.7% to $153.1 million in 2003 from $125.8 million in 2002. The increase was primarily due to premium refunds received from a terminated reinsurance treaty.

Variable product fees. Variable product fees decreased $7.6 million, or 6.7%, to $106.3 million in 2003 from $113.9 million in 2002. The decrease in variable product fees primarily resulted from a decrease in the daily average separate account values.

Other income. Other income decreased $9.4 million, or 20.9%, to $35.5 million in 2003 from $44.9 million in 2002. The decrease was partly attributable to lower surrender fee income on variable annuity products.

Interest credited. Interest credited represents interest credited on behalf of policyholder and contractholder general account balances. Interest credited decreased $51.5 million, or 11.1%, to $410.6 million for 2003 from $462.1 million for 2002. This decrease was primarily attributable to the decline in GICs and funding agreements product liabilities and crediting rates, offset in part by an increase in interest credited resulting from more variable annuity policyholders selecting the fixed account option on their contracts, on which we credit interest. The decrease in interest credited was also the result of a reduction in our weighted average crediting rates to 4.0% for 2003 from 4.3% for 2002.

Our weighted average crediting rates for interest-sensitive life products decreased to 5.2% in 2003 from 5.8% for the prior year. Changes in our base crediting rates are implemented in response to changes in market conditions, the prevailing interest rate environment, contractual provisions, and other factors. We monitor market conditions closely and reset interest crediting rates as deemed appropriate in accordance with the terms of the underlying contracts. During the year, the crediting rates on a number of fixed annuity blocks were reduced to their guaranteed minimum crediting rates.

Benefits and other changes in policy reserves. Benefits and other changes in policy reserves consist primarily of reserve activity related to current claims and future policy benefits on long-duration life and health insurance products as well as claims cost incurred during the year under these contracts. In addition, the bonus feature of our bonus variable annuity product is initially accounted for as a benefit. These costs increased $67.5 million, or 37.9%, to $245.7 million in 2003 from $178.2 million in 2002. The increase was primarily a result of increased death benefits on universal and whole life policies and higher sales of our bonus variable annuity products.

Underwriting, Acquisition, and Insurance Expenses, net of deferrals. Underwriting, acquisition, and insurance expenses, net of deferrals, increased $49.7 million, or 50.0%, to $149.0 million in 2003 from $99.3 million in the prior year. This increase was primarily the result of a reserve accrual of $50.0 million associated with a settlement agreement in principle that we reached on October 8, 2003, in connection with a putative class action lawsuit.

Amortization of deferred acquisition costs and intangibles. Amortization of deferred acquisition costs and intangibles decreased $28.2 million, or 19.2%, to $118.9 million in 2003 from $147.1 million in 2002. The decrease is primarily the result of the impact of higher amortization in 2002 due to lower equity valuation of assets in our variable annuity separate accounts.

Provision (benefit) for income taxes. Provision (benefit) for income taxes decreased $46.0 million to $(3.1) million in 2003 from $42.9 million in 2002. The Company's effective tax rate of (18.7%) in 2003 was 45.7 percentage points lower than the effective tax rate of 27.0% in 2002. This decrease is primarily attributable to the higher dividends received deduction benefits recorded in 2002 over lower pre-tax income. In 2002, the additional recorded benefits were related to a change in estimate of the 2001 dividends received deduction.

Capital Resources and Liquidity

The "Capital Resources and Liquidity" provision of your prospectus is now called the "Capital Resources" provision. Further, this section is hereby deleted in its entirety and replaced with the following:

Capital Resources

Consolidated Balance Sheet

Total Investments. Total investments decreased $2,478.6 million, or 21.9%, to $8,850.6 million at December 31, 2004 from $11,329.2 million at December 31, 2003. The decrease was primarily a result of the transfer of invested assets associated with the reinsurance transactions with UFLIC and lower invested assets due to a decline in outstanding institutional stable value liabilities, which was partially offset by an increase in invested assets in our Corporate and Other segment. The change in investments due to the reinsurance transactions with UFLIC, institutional stable value liabilities and corporate segment was $(2,782.5) million, $(354.4) million and $635.5 million, respectively. The increase in investments in our corporate segment was due primarily to an increase in the securities lending program.

Investment securities comprise mainly investment grade debt securities. Fixed maturities and equity securities were $7,028.0 million, including gross unrealized gains and losses of $192.6 million and $(41.2) million, respectively at December 31, 2004 ($9,666.7 million, including gross unrealized gains and losses of $278.7 million and $(71.1) million, respectively, as of December 31,
2003). Market value for these purposes is defined by relevant accounting standards and should not be viewed as a forecast of future gains or losses.

Separate Account Assets and Liabilities. Separate account assets and liabilities represent funds held for the exclusive benefit of variable annuity and variable life contract holders. As of December 31, 2004, we held $8,636.7 million of separate account assets. The increase of $601.8 million, or 7.5%, from $8,034.9 million at December 31, 2003 was related primarily to the favorable market performance of the underlying securities, which was partially offset by death, surrender and other benefits outpacing new deposits.

Future Annuity and Contract Benefits. Future annuity and contract benefits decreased $636.6 million, to $9,604.6 million at December 31, 2004 from $10,241.2 million at December 31, 2003. The decrease is primarily attributable to a decline in the institutional stable value product liability, which resulted from maturities outpacing sales. Also contributing to the decline in future annuity and contract benefits was the recapture of previously assumed structured settlement liabilities resulting from the reinsurance transactions with UFLIC.

Statement of Changes in Stockholder's Interest

Stockholder's interest decreased $232.0 million to $1,590.0 million at December 31, 2004 from $1,822.0 million at December 31, 2003. The decrease was primarily attributable to dividends paid in the amount of $419.1 million and a decline in net unrealized gains on invested securities of $15.7 million, which was partially offset by current year net income of $199.4 million.

Impairment of Investment Securities

We regularly review each investment security for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security position is in an unrealized loss position and for fixed maturity securities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. Our impairment reviews involve our finance, risk and management teams as well as the portfolio management and research capabilities of GEAM as well as other third party asset managers, as appropriate. Our qualitative review attempts to identify those issuers with a greater than 50% chance of default in the coming twelve months. These securities are characterized as "at-risk" of impairment. As of December 31, 2004, securities "at risk" of impairment had aggregate unrealized losses of approximately $10.0 million.

For fixed maturity securities, we recognize an impairment charge to earnings in the period in which we determine that we do not expect to either collect or recover principal and interest in accordance with the contractual terms of the instruments or based on underlying collateral values and considering events such as payment default, bankruptcy or disclosure of fraud. For equity securities, we recognize an impairment charge in the period in which we determine that the security will not recover to book value within a reasonable period. We determine what constitutes a reasonable period on a security-by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. In any event, this period does not exceed 18 months for common equity securities. We measure impairment charges based on the difference between the book value of the security and its fair value. Fair value is based on quoted market price, except for certain infrequently traded securities where we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

During 2004, 2003 and 2002, we recognized impairment losses of $0.9 million, $26.4 million and $77.4 million, respectively. We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, we sell securities in the normal course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements.

The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, at December 31, 2004:

                              Less than 12 Months

                                       Amortized              Unrealized % Below    # of
(Dollar amounts in millions)          Cost or Cost Fair Value   Losses    Cost   Securities
-------------------------------------------------------------------------------------------

Description of Securities
-------------------------------------------------------------------------------------------
Fixed maturities:
  U.S. government and agency            $    7.2    $    7.2    $   --       --       4
  Non-U.S. government.                       2.9         2.9        --       --       3
  U.S. corporate                           505.2       494.5     (10.7)    2.1%     104
  Non-U.S. corporate.                      131.2       129.0      (2.2)    1.7%      30
  Asset Backed                             222.8       221.6      (1.2)    0.5%      38
  Mortgage Backed                          477.2       470.9      (6.3)    1.3%      76
                                        --------    --------    ------    -----     ---
Total temporarily impaired securities   $1,346.5    $1,326.1    $(20.4)    1.5%     255

% Underwater -- Fixed maturities
  (less than) 20% Underwater            $1,344.7    $1,324.8    $(19.9)    1.5%     253
  20-50% Underwater                          1.8         1.3      (0.5)   27.8%       2
  (greater than) 50% Underwater               --          --        --       --      --
                                        --------    --------    ------    -----     ---
Total fixed maturities                  $1,346.5    $1,326.1    $(20.4)    1.5%     255

Investment Grade.                       $1,220.4    $1,203.8    $(16.6)    1.4%     223
Below Investment Grade                     106.5       103.0      (3.5)    3.3%      26
Not rated                                   19.6        19.3      (0.3)    1.5%       6
                                        --------    --------    ------    -----     ---
Total                                   $1,346.5    $1,326.1    $(20.4)    1.5%     255
-------------------------------------------------------------------------------------------

                               12 Months or More

                                       Amortized              Unrealized % Below    # of
(Dollar amounts in millions)          Cost or Cost Fair Value   Losses    Cost   Securities
-------------------------------------------------------------------------------------------

Description of Securities
-------------------------------------------------------------------------------------------
Fixed maturities:
  U.S. corporate                         $285.6      $267.0     $(18.6)    6.5%      29
  State and municipal                       0.3         0.3         --       --       1
  Non-U.S. corporate.                      18.0        17.3       (0.7)    3.9%       4
  Asset Backed                              1.6         1.6         --       --       1
  Mortgage Backed                          57.6        56.1       (1.5)    2.6%      20
                                         ------      ------     ------    -----      --
Total temporarily impaired securities    $363.1      $342.3     $(20.8)    5.7%      55

% Underwater -- Fixed maturities
  (less than) 20% Underwater             $338.2      $323.5     $(14.7)    4.3%      51
  20-50% Underwater                        24.9        18.8       (6.1)   24.5%       4
  (greater than) 50% Underwater              --          --         --       --      --
                                         ------      ------     ------    -----      --
Total fixed maturities                   $363.1      $342.3     $(20.8)    5.7%      55

Investment Grade.                        $220.0      $208.2     $(11.8)    5.4%      40
Below Investment Grade                    143.1       134.1       (9.0)    6.3%      15
Not rated equities                           --          --         --       --      --
                                         ------      ------     ------    -----      --
Total                                    $363.1      $342.3     $(20.8)    5.7%      55
-------------------------------------------------------------------------------------------

The investment securities at December 31, 2004 in an unrealized loss position for less than twelve months, account for $20.4 million or 49.5% of the total unrealized losses. Of the securities in this category, there was no security with an unrealized loss in excess of $5.0 million.

The investment securities in an unrealized loss position for twelve months or more account for $20.8 million or 50.5% of the total unrealized losses as of December 31, 2004. There are 35 fixed maturity securities in three industry groups that account for $14.0 million or 67.3% of the unrealized losses in this category.

Twenty-two of these 35 securities are in the finance and insurance sector. Within this sector, no single issuer has unrealized losses in excess of $5.0 million. The unrealized losses of the securities are due to a higher interest rate environment for the quarter ended December 31, 2004.

Six of these 35 securities are in the transportation sector and are related to the airline industry. For those airline securities, which we have previously impaired, we expect to recover our carrying amount based upon underlying aircraft collateral values.

The remaining 7 of these 35 securities are in the consumer non-cyclical sector. There is one issuer, comprising of one security, which represents $7.0 million. No other single issuer of fixed maturities in this sector has an unrealized loss in excess of $5.0 million.

Liquidity

The principal liquidity requirements for our insurance operations are our contractual obligations to contract holders and annuitants. Contractual obligations include payments of claims under outstanding insurance policies and annuities, contract withdrawals and surrender benefits. The primary sources for meeting these contractual obligations are investment activities and cash generated from operating activities. We maintain a committed credit line with an indirect parent, GNA, of $500 million to provide liquidity to meet normal variation in cash requirements.

For the years ended December 31, 2004, 2003 and 2002 cash flows from operating activities were $447.7 million, $527.6 million and $375.3 million, respectively, and cash flows from financing activities were $(767.1) million, $(959.2) million and $(659.5) million, respectively. These amounts include net cash from financing activities relating to investment contract issuances and redemptions of $(731.6) million, $(937.8) million and $(617.5) million for the years ended December 31, 2004, 2003 and 2002, respectively.

As an insurance business, cash flows from operating and financing activities, as premiums and deposits collected from our insurance and investment products net of redemptions and benefits paid, are invested if positive and investments are redeemed if negative. Net cash from investing activities was $333.4 million, $444.0 million and $284.2 million for the year ended December 31, 2004, 2003 and 2002, respectively. The decrease in cash from investing activities for the year ended December 31, 2004 was primarily the result of a decrease of cash used in financing activities.

As of December 31, 2004, we had approximately $1,108.0 million of renewable floating rate funding agreements, which are deposit-type products that generally credit interest on deposits at a floating rate tied to an external market index. Purchasers of renewable funding agreements include money market funds, bank common trust funds and other short-term investors. Some of our funding agreements contain "put" provisions, through which the contractholder has an option to terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days. Of the $1,108.0 million aggregate amount outstanding as of December 31, 2004, $458.0 million had put option features, none of which were less than 90 days. GE Capital has guaranteed certain obligations under floating-rate funding agreements with a final maturity on or before June 30, 2005. This guarantee covers our obligations to contractholders and requires us to reimburse GE Capital for any payments made to contractholders under the guarantee. As of December 31, 2004, GE Capital's guarantee covered $858.0 million of outstanding floating-rate funding agreements.

The nature and quality of the various types of investments purchased by a life insurance company must comply with the statutes and regulations imposed by the various jurisdictions in which those entities are incorporated. Following is a breakdown of the credit quality of our fixed maturity portfolio at December 31, 2004.

 -----------------------------------------------------------------------------
 BBB/Baa or above                                                        91.2%
 BB/Ba and below                                                          8.6%
 Not Rated                                                                0.2%
                                                                        ------
 Total portfolio                                                        100.0%
 -----------------------------------------------------------------------------

Certain of our products contain provisions for charges for surrender of, or withdrawals from, the policy. At December 31, 2004 and December 31, 2003, approximately 66.6% and 67.2%, respectively, of our annuity contracts were subject to surrender charges or contained non-surrender provisions.

As of December 31, 2004, we had approximately $2,109.7 million of GICs. Substantially all of these contracts allow for the payment of benefits at contract value to ERISA plans prior to contract maturity in the event of death, disability, retirement or change in investment election. We carefully underwrite these risks before issuing a GIC to a plan and historically have been able to effectively manage our exposure to these benefit payments. Our GICs typically credit interest at a fixed interest rate and have a fixed-maturity generally ranging from two to six years. Contracts provide for early termination by the contractholder but subject to an adjustment to the contract value for changes in the level of interest rates from the time the GIC was issued plus an early withdrawal penalty.

Insurance companies are restricted by states as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve-month period without regulatory approval. Dividends in excess of the prescribed limits or the earned surplus are deemed extraordinary and require formal state insurance department approval. We are able to pay $67.2 million in dividends in 2005 without obtaining regulatory approval.

Off-balance Sheet Transactions

We have used off-balance sheet securitization transactions to mitigate and diversify our asset risk position and to adjust the asset class mix in our portfolio by reinvesting securitization proceeds in accordance with our approved investment guidelines. We have not used securitization transactions to provide us with additional liquidity and we do not anticipate using securitization transactions for that purpose in the future. The transactions involved securitizations of some of our receivables and investments that were secured by commercial mortgage loans, fixed maturities or other receivables, consisting primarily of policy loans. Total securitized assets remaining as of December 31, 2004 and 2003, were $297.9 million and $349.8 million respectively.

There were no securitization transactions in 2004 and 2003. Securitization transactions resulted in net gains, before taxes, of approximately $5.8 million for the year ended December 31, 2002.

We have arranged for the assets that we have transferred in securitization transactions to be serviced by us directly, or pursuant to arrangements with GEAM and with General Motors Acceptance Corporation. Servicing activities include ongoing review, credit monitoring, reporting and collection activities.

Support. Financial support is provided under credit support agreements, in which Genworth provides limited recourse for a maximum of $119 million of credit losses in such entities. We do not provide any such recourse. Assets with credit support are funded by demand notes that are further enhanced with support provided by GE Capital.

Under FIN 46, Consolidation of Variable Interest Entities, new consolidation criteria is applied to certain SPE's, which are defined as "Variable Interest Entities". Additional information about entities that fall within the scope of FIN 46 is included in our Annual Report.

Quantitative and Qualitative Disclosures About Market Risk and Interest Rate Management

The "Quantitative and Qualitative Disclosures About Market Risk" provision of your prospectus is hereby deleted in its entirety and replaced with the following:

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. The following is a discussion of our market risk exposures and our risk management practices.

We enter into market-sensitive instruments primarily for purposes other than trading. The carrying value of our investment portfolio as of December 31, 2004 and 2003, was $8,850.6 million and $11,329.2 million, respectively, of which 79.1% and 85.1%, respectively, was invested in fixed maturities. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed maturities. We mitigate the market risk associated with our fixed maturities portfolio by closely matching the duration of our fixed maturities with the duration of the liabilities that those securities are intended to support.

We are exposed to equity risk on our holdings of common stocks and other equities. We manage equity price risk through industry and issuer diversification and asset allocation techniques.

We use derivative financial instruments, such as interest rate and currency swaps, currency forwards and option-based financial instruments, as part of our risk management strategy. We use these derivatives to mitigate certain risks, including interest rate risk, currency risk and equity risk, by:

  . reducing the risk between the timing of the receipt of cash and its investment in the market;

  .  converting the asset duration to match the duration of the liabilities;

  . reducing our exposure to fluctuations in equity market indices that underlie some of our products; and

  .  protecting against the early termination of an asset or liability.

As a matter of policy, we have not and will not engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

Sensitivity analysis

Sensitivity analysis measures the impact of hypothetical changes in interest rates, foreign exchange rates and other market rates or prices on the profitability of market-sensitive financial instruments.

The following discussion about the potential effects of changes in interest rates and equity market prices is based on so-called "shock-tests," which model the effects of interest rate and equity market price shifts on our financial condition and results of operations. Although we believe shock tests provide the most meaningful analysis permitted by the rules and regulations of the Securities and Exchange Commission, they are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by their inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of shock tests for changes in interest rates and equity market prices may have some limited use as benchmarks, they should not be viewed as forecasts. These forward-looking disclosures also are selective in nature and address only the potential impacts on our financial instruments. They do not include a variety of other potential factors that could affect our business as a result of these changes in interest rates and equity market prices.

One means of assessing exposure of our fixed maturities portfolio to interest rate changes is a duration-based analysis that measures the potential changes in market value resulting from a hypothetical change in interest rates of 100 basis points across all maturities. This is sometimes referred to as a parallel shift in the yield curve. Under this model, with all other factors constant and assuming no offsetting change in the value of our liabilities, we estimated that such an increase in interest rates would cause the market value of our fixed income securities portfolio to decline by approximately $232.0 million, based on our securities positions as of December 31, 2004.

One means of assessing exposure to changes in equity market prices is to estimate the potential changes in market values on our equity investments resulting from a hypothetical broad-based decline in equity market prices of 10%. Under this model, with all other factors constant, we estimated that such a decline in equity market prices would cause the market value of our equity investments to decline by approximately $2.4 million, based on our equity positions as of December 31, 2004. In addition, fluctuations in equity market prices affect our revenues and returns from our separate account products, which depend upon fees that are related primarily to the value of assets under management.

Counterparty credit risk

We manage counterparty credit risk on an individual counterparty basis, which means that gains and losses are netted for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits (see table below) in terms of amounts owed to us, typically as the result of changes in market conditions, no additional transactions are executed until the exposure with that counterparty is reduced to an amount that is within the established limit. All swaps are executed under master swap agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below Moody's "A3" or S&P's "A-."

Swaps, purchased options and forwards with contractual maturities longer than one year are conducted within the credit policy constraints provided in the table below. Our policy permits us to enter into derivative transactions with counterparties rated "A3" by Moody's and "A-" by S&P if the agreements governing such transactions require both parties to provide collateral in certain circumstances. Our policy further requires foreign exchange forwards with contractual maturities shorter than one year to be executed with counterparties having a credit rating by Moody's of "A-1" and by S&P of "P-1" and the credit limit for these transactions is $150 million per counterparty.

Counterparty credit criteria

                                                               Credit Rating
                                                              ----------------
                                                                      Standard
                                                              Moody's & Poor's
 -----------------------------------------------------------------------------
 Term of transaction
 Up to five years                                               Aa3     AA-
 Greater than five years                                        Aaa     AAA
 Credit exposure limit without collateral/1/
 Up to $50 million                                              Aa3     AA-
 Up to $75 million                                              Aaa     AAA
 Credit exposure limit with collateral/1/
 Up to $5 million                                               A3      A-
 Up to $50 million                                              Aa3     AA-
 Up to $100 million                                             Aaa     AAA
 -----------------------------------------------------------------------------

/1/ Credit exposure limits noted in this table are set by GE Capital and apply in the aggregate to all companies that are consolidated into GE Capital.

The following table sets forth an analysis of our counterparty credit risk exposures net of collateral held as of the dates indicated:

                                                               December 31,
                                                           --------------------
Moody's Rating                                              2004   2003   2002
-------------------------------------------------------------------------------
Aaa                                                         85.8%  86.5%  66.2%
Aa                                                          14.2%  13.5%  33.8%
                                                           ------ ------ ------
                                                           100.0% 100.0% 100.0%
-------------------------------------------------------------------------------